02055765

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IT Holding SpA

*CURRENT ADDRESS 86090 Pettoranello di Molise

(Isernia)

ITALY

**FORMER NAME

PROCESSED

NOV 21 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4728 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:

DATE: 11/8/02

82-4728

AR/S
12-31-00

IT HOLDING

Group Annual Report

31 december 2000

(Translation from the Italian original which remains the definitive version)

IT Holding S.p.A.
Pettoranello di Molise (Isernia)
May 4, 2001

Index

Directors' report on the consolidated Financial Statements

as at and for the year ended 31 December 2000

To the shareholders,

Despite the different trends manifest in the various regions, 2000 can be considered a positive year for the world economy. GDP rose by 5% in the United States and 3.4% in the Euro-zone countries, while in Japan it only rose by 1.7%. However, the second half of the year saw a worsening in the economic situation everywhere, particularly in the United States.

The growth of GDP in Europe was aided by the dynamic trend in world trade and the competitive gains arising from the devaluation of the Euro. The rise seen by Italy, recorded at around 3%, was only slightly lower than that of France and Germany.

Total net sales of IT Holding group were mainly concentrated in Italy and other European countries. It therefore benefited from the economic expansion in this area, but at the same time, however, it also felt the effects of the merger process and the developing of recently acquired trademarks.

The financial statements for 2000 clearly show the rise in resources utilised for the promotion of group-owned trademarks; from the expansion of the network of prestigious single brand shops; to the launching of new products under group-owned trademarks and new licensed product lines.

This signifies that the group continued to work towards realising its projects as a strategy to successfully face the current context characterised by strong concentration processes.

The growth process has also led to an increase in working capital and therefore of the group's financial indebtedness.

However, thanks to the actions undertaken and described above, a rise in orders is already evident and evermore significant returns are expected in the future.

It should be noted that the main improvements have resulted from the most recent initiatives, confirming the high quality of the strategic choices made during the year.



malo

Company bodies

To date, the holding company, IT HOLDING S.p.A., is managed by the board of directors which is composed as follows:

Board of directors:

- Tonino Perna, chairman of the board of directors;
- Giancarlo Di Risio, managing director;
- Antonio Arcaro, company director;
- Carlo Nicolai, company director;
- Bruno Assumma, company director;
- Antonio Di Pasquale, company director.

The board of statutory auditors is composed of the following:

- Aldo Sanchini, chairman of the board of statutory auditors;
- Luigi Pezzi, statutory auditor;
- Vittorio Silvestri, statutory auditor;
- Simone Feig, alternate auditor;
- Maria Sarno, alternate auditor.

The term of office of the board of directors and board of statutory auditors in charge will expire on the approval of the financial statements as at and for the year ended 31 December 2001.

Following acceptance of the resignation of the managing director, Mr. Antonio Arcaro, who will remain a company director, as of 15 May 2000, the chairman and managing director will have the fullest ordinary management powers in every company area, to be carried out with disjoined signatures or joint signatures, according to the type of company deed or action or the amounts being dealt with.

Certain specific powers obviously remain exclusively with the board of directors, which is also entrusted with those powers provided for by law.

Comments on consolidated figures and business performance of the subsidiaries.

Consolidated figures are provided in the consolidated financial statements prepared in accordance with the provisions of the law and this directors' report.

As well as the holding company, the group led by IT HOLDING S.p.A. is composed of thirty-two subsidiary legal entities (thirty-three in 1999), plus a minority joint-venture with the associate Gianni Versace group. It should be noted that ITTIERRE UK Ltd and Maison R.G. USA have been excluded from the consolidation area, since the former was sold in February 2001 and the latter is essentially inactive. Six of these thirty companies deal with production and marketing activities, five of them manage their own trademarks and fifteen of them deal with distribution activities, twelve of which are foreign companies. Details on the activities of each single legal entity and some balance sheet and income statement figures of the single groups are set out below.

The structure of IT HOLDING group at 31 December 2000 was as follows:


ITHoldingS.p.A.
IttierreS.p.A.
IttierreItalia S.p.A.
M.A.C.S.p.A.
GigliS.p.A.
Allison S.p.A.
Malo S.p.A.
ITCS.p.A.
ITJ S.p.A.
FD S.p.A.
Extè UK Ltd
Hypsos S.p.A.
ITFinance & TradingBV
IttierreFrance SA
IttierreModen GmbH
IttierreUK Ltd (not consolidated)
IttierreSuisse GmbH
FAR ITLtd
QuartermainLtd
HobbyMarkt Wassenaar BV
Magic Style S.r.l.
ITUSA Inc.
MACUSA Inc.
MAC Roma S.r.l.
MACFrance Eurl
MACDeutsh. GmbH
MACJapan Inc.
CIM S.r.l.
V2I HoldingSA
Moda Brand HoldingSA
Interstyle HoldingSA
EuroholdingFashion SA
Maison RG USA Inc. (not consolidated)

The performance of the group for the year 2000 is summarised by the consolidated income statement set out here below, where 1999 figures are reported for comparative purposes. It was prepared using the same accounting policies adopted the previous year, except for the changes described here below. During preparation of the 2000 consolidated financial statements, as described in the notes hereto, the estimated useful economic lives of the "Malo", "Gentryportofino", "Romeo Gigli" and "Gigli" trademarks, as well as the goodwill arising on consolidation with respect to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries, have been adjusted from ten to twenty years. Inventory is valued at average cost rather than LIFO.

In carrying out a comparison, it should be noted that the consolidation area at 31 December 2000 has changed with respect to the previous year for the following reasons:

- OPTIPROJECT S.r.l. is no longer included, since it has been merged with ALLISON S.p.A.;
- The "old" GIGLI S.p.A. (now SERVIZI MODA S.p.A.) is no longer included, following the transfer of its entire share capital to PA Investments S.A.;
- The "new" GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.) is now included, following its set up on 31 March 2000. It subsequently acquired from the "old" GIGLI S.p.A. both assets and liabilities included in the "maison" business activity and the investment in V2I HOLDING S.A., holder of companies owning the "Gigli" and "Romeo Gigli" trademarks.
- EXTE' (UK) Ltd is now included. It manages both the promotional activities for the sale of group products in the United Kingdom, and an Extè "corner" at Harrods, London;
- ITTIERRE (UK) Ltd is no longer included, following the transfer of its shareholding with effect from 1 January 2000, as defined in October of the same year and formalised at the beginning of 2001;

- M.G.M. S.p.A. is no longer included, as it has been sold in order to outsource a part of its production area;
- MALO S.p.A. is now included since its acquisition by PA Investments S.A. in December 2000, which manages part of the fashion design activities for Malo products;

Reclassified consolidated income statement

(in thousands of euro)			(in millions of lire)				
31/12/1999	31/12/2000		31/12/2000	% on turnover	31/12/1999	% on turnover	Variation %
370,516	432,796	Net sales	838,004	100.00	717,415	100.00	16.80
42,547	43,660	Gross operating margin	84,538	10.08	82,383	11.48	2.61
(14,854)	(22,630)	Amortisation/depreciation	(43,818)	5.22	(28,762)	4.00	52.35
27,693	21,030	Operating profit	40,720	4.85	53,621	7.47	(24.05)
4,639	(1,953)	Gains (losses) on foreign exchange	(3,781)	0.45	8,982	1.25	(142.09)
(6,085)	(11,100)	Financial income and charges	(21,493)	2.56	(11,782)	1.64	(82.42)
554	1,385	Other income and charges	2,680	0.32	1,073	0.15	149.77
26,801	9,362	Result before taxes, extraordinary items and minority interest	18,126	2.16	51,894	7.23	(65.07)
6,668	(1,342)	Extraordinary items	(2,472)	0.29	12,911	1.79	(119.15)
33,469	8,020	Result before taxes and minority interests	15,654	1.86	64,805	9.03	(75.84)
(6,786)	(2,779)	Income taxes	(5,381)	0.64	(13,139)	1.83	59.05
(926)	(38)	Year-end results attributable to minority interests	(73)	-	(1,793)	0.25	(95.92)
25,757	**5,203**	**Net income for the year**	**10,200**	**1.21**	**49,873**	**6.95**	**(79.55)**

The income statement summarised above only includes the figures relating to the second half of 1999 for FINCASHMERE group and OPTIPROJECT S.r.l..
A geographic breakdown of net sales is shown below:

(in millions of euro)			(in billions of lire)					
31/12/1999	31/12/2000		31/12/2000	%	31/12/1999	%	Variation	%
125,4	174,0	Italy	336,9	40.2	242,8	33.9	94,1	38.8
162,3	155,9	Rest of the Europe	301,9	36.0	314,2	43.8	(12,3)	(3.9)
43,5	57,1	North & South America	110,6	13.2	84,2	11.7	26,4	31.4
39,3	45,8	Rest of the world	88,6	10.6	76,2	10.6	12,4	16.3
370,5	**432,8**	**Total**	**838,0**	**100.0**	**717,4**	**100.0**	**120,6**	**16.8**

Total net sales increased by approximately 16.8%. 40.2% of net sales were realised on the domestic market (33.9% in 1999) and 59.8% abroad (66.1% in 1999).The increase in revenues is mainly attributable to the good performance of the new lines, in particular "Cavalli" and "Malo" and eyewear.
The increase in sales was noted in particular on the domestic market, which saw an increase of 39% with respect to the previous year, and on the North and South American market (+ 31.4% compared to 1999).



extē

There was a slight decrease (approximately 4%) in penetration in the rest of Europe compared to the previous year. Sales increased in the rest of the world by approximately 16% with respect to 1999, mainly attributable to the investments made in previous years which have seen positive returns in terms of turnover, particularly in the Far East.

The gross operating margin, which in absolute terms increased by 2.61% compared to the 1999 figure, represented 10.08% of total sales at 31 December 2000 against 11.48% at 31 December 1999.

The smaller percentual increase in operating margin (2.61%) compared to the high net sales (+16.8%) is mainly due to the increase in personnel costs in order to strengthen the sales division, and to the large investments made to sustain new sales activities. These initiatives have already led to an increase in net sales and are expected to positively impact on future results, both in terms of profitability and better service to customers.

The operating profit decreased by 24.05% with respect to the previous year, representing 4.85% of net sales at 31 December 2000 against 7.47% in the previous year. This was mainly due to the higher amortisation/depreciation of tangible assets, trademarks and goodwill.

Financial items saw an increase in charges of 82.42% compared to the previous year, largely attributable to the increase in indebtedness which the group has utilised in order to finance new investments.

Foreign exchange items showed a loss of Lit 3,781 million deriving from hedging contracts taken out.

The combined effects of the variations explained above caused the 65.07% decrease in absolute terms of results before taxes, extraordinary items and minority interests, representing 2.16% of net sales at 31 December 2000 over 7.23% at 31 December 1999.

Extraordinary items saw a decrease with respect to 1999. The positive result of that year was also influenced by the different accounting treatment of deferred taxes, which were stated under extraordinary items.

Income taxes decreased in absolute terms by 59.05%, while the tax burden was registered at 34.37% compared to 20.27% at 31 December 1999.

This result was mainly attributable to the higher incidence of IRAP on the group's taxable income, resulting from the increase in personnel costs and financial charges.

Net income for the year decreased by 79.55% in absolute terms with respect to 1999, representing 1.21% of net sales at 31 December 2000 against 6.95% at 31 December 1999.

Figures on investments, personnel and amortisation/deprecation, are shown in the following table:

(in thousands of euro)			(in millions of lire)			
31/12/1999	31/12/2000		31/12/2000	% on turnover	31/12/1999	% on turnover
44,279	58,428	Personnel	113,132	13.50	85,736	11.95
14,854	22,631	Amortisation/depreciation	43,819	5.23	28,762	4.01
22,751	11,723	Investments in tangible assets	22,698	2.71	44,052	6.14
105,517	32,251	Investments in intangible assets	62,446	7.45	204,308	28.47

Personnel costs significantly increased by 31.95% in absolute terms. In proportion to net sales, the cost of labour rose from 11.95% in 1999 to 13.50% in 2000.

The group's workforce increased from 1,693 employees at 31 December 1999 to 1,819 employees at 31 December 2000. The increase is largely a consequence of the strengthening of the group's sales division.

Amortisation/depreciation increased by 52.35% over the previous year as a result of the considerable investments made over the past two years.
Investments in intangible and tangible assets are in line with the group's objectives of strengthening its production and sales divisions.

Financial position

(in thousands of euro)			(in millions of lire)	
31/12/1999	**31/12/2000**		**31/12/2000**	**31/12/1999**
135,772	148,632	Intangible assets	287,787	262,888
47,887	49,230	Tangible assets	95,322	92,724
7,418	8,679	Long-term financial assets	16,803	14,365
191,077	**206,541**	**Fixed assets**	**399,912**	**369,977**
64,168	97,707	Inventories	189,186	124,247
79,605	75,015	Accounts receivable	145,248	154,134
(103,165)	(127,542)	Accounts payable	(246,954)	(199,755)
(3,755)	21,968	Other net assets (liabilities)	42,538	(7,271)
36,853	**67,148**	**Working capital**	**130,018**	**71,355**
(9,389)	**(10,214)**	**Severance pay fund**	**(19,777)**	**(18,179)**
218,541	**263,475**	**Net invested capital**	**510,153**	**423,153**
		Financed by:		
15,762	58,388	Medium term financial payables	113,053	30,519
90,048	103,174	Short term financial payables	199,771	174,357
(26,681)	(36,237)	Cash and cash equivalents	(70,163)	(51,661)
79,129	**125,325**	**Net financial indebtedness**	**242,661**	**153,215**
139,412	**138,150**	**Net worth (including minority interests)**	**267,492**	**269,938**
218,541	**263,475**	**Sources of financing**	**510,153**	**423,153**

- **net invested capital**
  With respect to the previous year this has increased by Lit 87,000 million.
- **fixed assets**
  These saw an increase of Lit 29,935 million, net of amortisation/depreciation for the year, mainly attributable to the acquisition of a further 40% holding in the M.A.C. group (formerly Fincashmere).
- **working capital**
  The increase of Lit 58,663 million is mainly attributable to the combined effect of the increase in inventories, partially financed by the increase in accounts payable following the increase in sales.
- **net financial indebtedness**
  The increase in net financial indebtedness was mainly due to the investments amounting to Lit 85,144 million carried out during 2000. Reference should be made to the comments regarding the increases in fixed assets in the notes hereto. Also influencing net financial indebtedness is the pre-payment of certain instalments of the account payable to PA Investments S.A., relating to the loan granted to Gigli S.p.A. for the acquisition through V2I Holding S.A. of the three companies owning the Gigli trademarks. As a consequence of these pre-paid instalments, interest receivable at a market rate became due from the parent company, PA Investments S.A.

- **net worth (including minority interests)**
  The decrease of Lit 2,446 million is essentially due to the changes occurred in the consolidation area.

Eyewear

The international eyewear sector has seen many changes arising from the current concentration process. The eyewear division of IT HOLDING group has performed very positively, above all thanks to its specific sales and production policies (the production networks used are able to satisfy demands of quality, service and cost) and the high quality of its products.

This particular division has recorded net sales of Lit 54,018 million and a result before taxes of Lit 2,846 million notwithstanding the investments made, thus confirming the effectiveness of the transaction carried out by IT HOLDING group last year.

Despite its strong presence on the international market, ALLISON S.p.A. is considered a real outsider in the eyewear sector; in fact, it is one of the minority alternatives to the commercialism of the few big companies on the market.

The results of this division are the principal objective of extensive group projects, which have been confirmed by the first figures for 2001. To complete the picture, it should be noted that turnover is generated by agents covering a wide area extending all over Europe. These agents are centrally managed by the registered offices in Padua.

Finally, the merger of OPTIPROJECT S.r.l. with ALLISON S.p.A. has led to significant synergies within the division.

The consolidated income statement of the eyewear sector is shown here below:

(in thousands of euro)			(in millions of lire)			
31/12/1999	31/12/2000		31/12/2000	% on turnover	31/12/1999	% on turnover
9,886	27,898	Net sales	54,018	100.00	19,142	100.00
37	3,217	Gross operating margin	6,229	11.53	73	0.38
(530)	(1,184)	Amortisation/depreciation	(2,293)	4.24	(1,027)	5.36
(493)	2,033	Operating profit (loss)	3,936	7.28	(954)	4.98
(138)	(581)	Net financial charges	(1,125)	2.08	(267)	1.39
(631)	1,452	Profit (loss) before taxes and extraordinary items	2,811	5.20	(1,221)	6.38
805	18	Extraordinary items	35	0.06	1,558	8.14
174	1,470	Results before taxes	2,846	5.27	337	1.76
(177)	(1,389)	Income taxes	(2,690)	4.98	(342)	1.78
(3)	**81**	**Net income for the year**	**156**	**0.29**	**(5)**	**0.02**

Net sales increased by 182.2% with respect to the previous year, 46% of which was achieved on the domestic market (35.5% in 1999) and 51.4% abroad (51.0% in 1999.) This increase is mainly attributable to the success of the new "Extè" line, the relaunch of the "Romeo Gigli" line and a greater penetration of markets abroad.

Consequently, gross operating margin recorded an incidence on turnover of 11.53% (0.38% in 1999), due to the combined effect of the increase in total turnover with the low incidence of selling expenses and the optimisation of the production process.

Depreciation increased because of the necessary investments made in the Volta Mantovana factory, in order to improve efficiency and production capacity. The increase was also due to the capitalisation of start-up costs for the realisation of the new "Extè" line.



gentryportofino

Operating profit amounting to Lit 3,936 million significantly increased in relation to turnover, rising from a loss of approximately 5% in 1999 to a profit of 7.28% in 2000.
Net financial charges increased from Lit 267 million in 1999 to Lit 1,125 million in 2000, reflecting the greater financial effort needed for the current expansion activities.
Consequently, result before taxes at Lit 2,846 million saw an increase of Lit 2,509 million with respect to the previous year.

Stock performance
The Italian Stock Exchange market saw further growth in 2000, although it was of a more limited nature compared to 1999. The MIB index saw a growth of 5.37% in 2000, against 22.3% in 1999, with share prices dropping in the last quarter of the year.
However, IT Holding shares recorded a performance of approximately 17%, confirming the validity of the development strategies implemented by company management.

Significant events
The most important events which took place in 2000 may be summarised as follows:
- On 29 December 1998, the board of directors passed the plan to invest in a new IT system to replace the present system considered unable to satisfy group needs. In fulfilment of this plan, intermediate deadlines have been met and the estimated costs remain within the budget approved by the board. The system is preset to deal with the Euro, therefore no extra costs should be incurred for the transition from lire to the new currency. The new system is expected to be fully implemented for 2002.

<u>January 2000:</u>
- On 28 January 2000, a stand-by credit line co-ordinated by San Paolo IMI S.p.A. was granted to IT HOLDING S.p.A. for a total amount of Lit 100,000 million, repayable on 25 July 2001, at 1 year Euribor rate + 0.375% spread.

<u>February 2000:</u>
- The new Malo boutique in Via della Spiga, Milan was opened to the public.

<u>March 2000:</u>
- The merger of OPTIPROJECT S.r.l. with ALLISON S.p.A. was completed with effect on 1 January 2000.
- On 31 March 2000, GENTRYPORTOFINO S.p.A. was set up, a new company with share capital of Lit 1,000 million. With the minutes of the extraordinary meeting of 26 July 2000, this new company approved the company name change to GIGLI S.p.A. and the transfer of its registered offices from Genoa to Pettoranello di Molise (IS). The "new" GIGLI S.p.A. subsequently acquired from the "old" GIGLI S.p.A. (now SERVIZI MODA S.p.A.) both assets and liabilities included in the "maison" business activity and the investment in V2I HOLDING S.A., holder of companies owning the Gigli and Romeo Gigli trademarks.

<u>April 2000:</u>
- On 17 April 2000, a loan for Euro 65 million was granted to IT HOLDING S.p.A. by a banking syndicate managed by Mediocredito Centrale S.p.A., with repayment in semi-annual instalments on 3 May and 3 November and expiry on 3 May 2005. The first repayment instalment is due on 3 November 2001. Interest is calculated at 1 year Euribor rate + 0.65% spread.

- On 28 April 2000, the extraordinary shareholders' meeting approved the proposal to change the company name of ITTIERRE HOLDING S.p.A. to IT HOLDING S.p.A., with consequent modification of the articles 1, 2, 3, 4 and 5 of the company bylaws. The new name, already used as a "logo" in certain corporate communications, was considered necessary to avoid confusion with the company name of one of its main subsidiaries. In fact, the name is not dissimilar to the abbreviation "ITH" under which company shares are named on the Italian Stock Exchange. With the aim of distinguishing itself within the luxury goods sector, it was considered appropriate to supplement article 4 of the company bylaws, in order to better express its business purpose with relation to associate and subsidiary companies. On 28 April 2000, the ordinary shareholders' meeting renewed the authorisation to purchase and sell the company's own shares until 19 October 2001.
- On 28 April 2000, the ordinary shareholders' meeting of the holding company approved the engagement of KPMG S.p.A. for the audit of the financial statements for the three year period 2000/2002.

June 2000:

- On 23 June 2000, IT HOLDING sold its 100% shareholding in GIGLI S.p.A. to PA Investments S.A. for Lit 1,000 million. With the minutes of the extraordinary meeting held on 26 July 2000, the company name was changed to SERVIZI MODA S.p.A..
- On 27 June 2000, M.A.C. - Manifatture Associate Cashmere S.p.A. sold its 100% shareholding in M.G.M. S.p.A. to P.A. Investments S.A. for Lit 4,858 million.
- On 30 June 2000, the remaining principal of the loan granted to IT HOLDING S.p.A., originally expiring on 30 June 2002, was prepaid. The loan of Lit 10,000 million had been granted by a banking syndicate in 1997, with Mediocredito Centrale S.p.A. and Efibanca S.p.A. as lead managers.

July 2000:

- On 7 July 2000, the acquisition by IT HOLDING S.p.A. of the remaining 40% shareholding in FINCASHMERE S.p.A. for Lit 25,050 million was formalised. This company is now M.A.C. - Manifatture Associate Cashmere S.p.A., having changed its company name following the merger of MANIFATTURE ASSOCIATE CASHMERE S.p.A. and MAGLIFICIO ABOR S.r.l. with FINCASHMERE S.p.A..
- On 19 July 2000, the right to purchase shares approved by the board of directors on 7 June 1999 was exercised by the directors of the holding company. The share capital consequently rose from Lit 19,995 million to Lit 20,013 million.

October 2000:

- On 3 October the purchase of EXTE' (UK) Ltd (London registered office with share capital of £2) by third parties was formalised.
- In October the merger of MANIFATTURE ASSOCIATE CASHMERE S.p.A. and MAGLIFICIO ABOR S.r.l. with FINCASHMERE S.p.A. was completed, taking effect from 1 January 2000. In the same month, FINCASHMERE S.p.A. changed its company name to M.A.C. S.p.A. – MANIFATTURE ASSOCIATE CASHMERE with registered offices in Campi Bisenzio (FI).
- The new Malo boutique in Via Borgognona, Rome was opened to the public.

December 2000:

- On 22 December 2000, IT HOLDING S.p.A. purchased the 617,400 shares from PA

Investments S.A. representing 100% of the share capital of MALO S.p.A., with a nominal value of Lit 1,000 each totalling Lit 1,181 million. The share capital of IT HOLDING S.p.A. therefore rose to Lit 10,000 million on 29 December 2000.

- On 28 December 2000, the holding company nominated Mr. Sergio Monaco as general manager and established his related powers. He accepted the appointment which started from 1 January 2001.

Other significant events

- The lawsuit brought against ITTIERRE S.p.A. by Trussardi S.p.A. continues, as commented in the directors' report to the financial statements as at and for the years ended 31 December 1997, 1998 and 1999. The legal proceeding is in the preliminary stage consisting of the examination of evidence. There are no reasons to modify the opinions expressed in the previous directors' reports.
- With respect to the summons received by ITTIERRE S.p.A. and FD S.p.A. from Mr. Saverio Moschillo and Regia S.r.l. in which the plaintiffs claimed compensation for damages of Lit 25,000 million following the allegedly illegal termination of an agency contract with the defendants which had a duration of five years, an out of court settlement has been agreed. The amount is equal to that provided for in the 31 December 1999 financial statements as goodwill compensation due, ex lege, in the case of legitimate termination. The amount paid, significantly lower than that requested, confirms the correctness of the valuation of the risk in the previous financial statements.
- M.A.C. - Manifatture Associate Cashmere S.p.A. ("M.A.C. S.p.A.") has received summons from Casor S.p.A to appear before the Florence law courts. This company is claiming compensation for damages for the breach of a contract (or, alternatively, for the unjustified termination of negotiations regarding the contract) which licensed the production of a clothes line under the "Malo" trademark. The total compensation for damages claimed amounts to Lit 7 billion. M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. has instituted a civil action, asking that the claims be fully rejected. According to evidence held by the directors of M.A.C. - Manifatture Associate Cashmere S.p.A. and the opinion of the lawyers engaged, the claims of Casor S.p.A. are not sufficiently founded to represent a definite risk for the company.

Research and development

As a result of the significant acquisitions made and described above, the group has already commenced research activities and incurred considerable costs thereof for the production, styling and marketing of new clothing and accessories belonging to the new trademarks owned by the group, or acquired under licence agreements in 1999.

Relationships with subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties

GTP HOLDING S.p.A. controls IT HOLDING S.p.A. through PA Investments S.A., a company with registered offices in Luxembourg which directly holds 135,136,200 shares (equal to 67.52% of the paid up capital.)

PA Investments S.A. is controlled by GTP HOLDING S.p.A. (99.9%), with registered offices in Rome, which in turn is held by AP di Tonino Perna S.a.s. (49.5%) and by Tonino Perna & C. S.a.s. (49.5%), both with registered offices in Isernia.

In compliance with CONSOB directives, article 2359 of the Civil Code and with IAS no 24, the following table summarises relationships between IT HOLDING S.p.A. and its subsidiaries, directly and indirectly held, with parent companies and other companies controlled by the latter.

In order to give a more complete disclosure of information, the following table shows the balance of receivables, payables, costs and revenues due to and from parent companies and companies controlled by the latter at 31 December 2000, which are commented in the notes hereto.

(in millions of lire)

	Receivables	Payables	Revenues	Costs
Parent companies:				
PA Investments S.A.	387	16,861	767	40
GTP HOLDING S.p.A.	50	53	50	24
Companies controlled by PA Investments S.A.:				
ANTONIO BERARDI S.p.A.	64	500	54	1,000
Diners Club Europe S.p.A.	247	32,083	202	698
SERVIZI MODA S.p.A.	650	111	4,294	224
M.G.M. S.p.A.	528	1,172	7,947	31,900
GIANFRANCO FERRÈ S.p.A.	6	701	22	6,097
FMR S.p.A.	18	17	2	183
VENTURA S.p.A.	-	266	-	47
MALO S.p.A. (formerly Maison RG S.p.A.)	-	-	632	308
Subsidiaries not included in the consolidation:				
ITTIERRE (UK) Ltd.	11,237	2,437	36,195	2,602
Affiliates:				
VERSIT LLC.	3,016	-	20,338	309
Related parties:				
Other	71	93	100	188

Parent companies

Receivables due from PA Investments S.A. mainly relate to costs of Lit 103 million incurred on its behalf, and interest amounting to Lit 284 million to be received from GIGLI S.p.A. for the partial prepayment of the loan for the acquisition, through V2I Holding S.A., of the three companies owning the Gigli trademarks. The payable due to PA Investments S.A. refers to the loan granted to GIGLI S.p.A. as described above.

Transactions with GTP HOLDING S.p.A. refer to receivables and revenues of Lit 50 million for costs incurred on its behalf, and payables and costs regarding recharged services.

Companies controlled by PA Investments S.A.:

- ANTONIO BERARDI S.p.A. Receivables and revenues relate to recharged costs incurred on its behalf. Costs and payables relate to fashion advisory services.
- Diners Club Europe S.p.A.. Receivables and revenues relate to the recharging of costs incurred on its behalf. Payables refer to various recharged costs (Lit 227 million), payments to suppliers using the Diners credit card (Lit 31,659 million) and recharged interest (Lit 197 million). Costs include Lit 287 million of various recharged costs and Lit 411 million of bank charges.
- SERVIZI MODA S.p.A.. Receivables of Lit 650 million relate to the recharging of costs incurred on its behalf. Revenues (Lit 4,294 million) refer to revenues from the sale of samples (Lit 1,784 million), the recharging of advertising costs (Lit 2,106 million) and various recharged costs (Lit 404 million.) Costs of Lit 224 million relate to commission payable for the sale of goods under the Gigli trademark.

- M.G.M. S.p.A.. Receivables (Lit 528 million) and payables (Lit 1,172 million) are of a trading nature. Revenues (Lit 7,947 million) refer to the sale of raw materials for finished products and costs (Lit 31,900 million) refer to the purchase of finished products.
- GIANFRANCO FERRE' S.p.A.. Receivables of Lit 6 million mainly relate to trade receivables, while payables of Lit 701 million mainly refer to royalties matured. Revenues, amounting to Lit 22 million, refer to the sale of accessories, while costs are mainly attributable to the relevant royalties. In 2001, this company became a subsidiary of PA Investments S.A. which indirectly holds a 90% interest in the share capital of GIANFRANCO FERRE' S.p.A..
- FMR S.p.A.. Receivables and revenues relate to the recharging of costs incurred on its behalf. Payables and costs refer to subscriptions to the company's publications.
- VENTURA S.p.A.. Payables and costs refer to costs incurred for the transfer of personnel of the group companies.
- MALO S.p.A. (formerly Maison RG S.p.A.). The revenues refer to the royalties concerning distributorship agreements with third parties already in force and due to IT HOLDING group. The costs refer to the stylistic activity carried out for the products identified by MALO trademark.The above-mentioned costs and revenues came before IT HOLDING S.p.A. acquired the company on December 22, 2000. Furthermore, the consolidated financial statements includes only the balance sheet items and not those concerning the income statement due to the overall irrelevance of the transactions carried out from the date of the acquisition to the closing date of the financial statements.

Relationships with unconsolidated subsidiaries

- ITTIERRE (UK) Ltd. Receivables (Lit 11,237 million) refer to a loan of Lit 2,894 million granted by the parent company IT FINANCE AND TRADING B.V. and Lit 8,343 million of receivables of a trading nature. Payables of Lit 2,437 million mainly relate to commission to be paid. Revenues of Lit 36,915 million refer to the sale of finished products and samples, while costs of Lit 2,602 million refer to commission payable (Lit 1,601 million) and other service costs (Lit 1,001 million.).

Relationships with affiliates

- VERSIT L.L.C.. Receivables of Lit 3,016 million and revenues of Lit 20,338 million are due to transactions of a trading nature, as the company distributes in the United States ITTIERRE S.p.A. products identified by the Versace trademark.

Relationships with related parties

The remaining balances refer to transactions with counterparts, some of which are closely related to group directors.

All transactions described above are carried out on an arm's length basis or at more advantageous conditions.

Further details concerning the relationships held by IT HOLDING group with parent companies and with companies controlled by the latter are provided in the notes hereto.

Significant events after the year end

- In March 2001, the board of directors of the holding company decided to appoint a merchant bank of international standing to analyse the most suitable conditions for GIANFRANCO FERRE' S.p.A. to enter the IT HOLDING group.
- ALLISON S.p.A. has exercised the option to acquire 80% of EUROFRAMES, a company with registered offices in Los Angeles (California), with the aim of directly controlling the distribution of eye-glasses in the United States.

Own shares

On 31 December 2000, the company had a total of 249,000 own shares in its portfolio, with a nominal value of Lit 100 each amounting to a countervalue of Lit 1,732 million. This total follows the acquisitions carried out during the year as approved at the shareholders meeting of 28 April 2000, which renewed the authorisation to acquire and sell ordinary company shares, at a maximum of 10% of shares issued for a period of 18 months.

Stock options plan

With the resolution passed on 18 September 1997 and subsequently modified and integrated with that passed on 28 April 2000, the extraordinary shareholders' meeting approved the further rise in share capital through the issue of a maximum of 2,000,000 (two million) ordinary shares (excluding stock options, to be issued according to the point eight of article 2441 of the Civil Code) reserved for certain managers, junior managers and employees of IT HOLDING S.p.A. and its direct and indirect subsidiaries. This will be recognised by the board of directors through the procedures laid down by it, also considering the performance of the years 1998 to 2002, to which the allocation of the stock options will be linked (the increase should take place by 18 September 2003).

With reference to the above mentioned resolution, on 7 June 1999, the board of directors approved the offer of subscription to 180,00 ordinary shares in 2000, to be reserved only for the managing directors Antonio Arcaro and Giancarlo di Risio, depending on the performance of IT Holding shares on the MIB Tessile index (April 2000 to April 1999).

Following the attainment of the share performance objectives, the managing directors took up the stock options assigned to them.

The conditions under which they were taken up are detailed in attachment 13 to the notes hereto.

Estimated future developments

The year 2000 was characterized by a strategy, on the one hand aimed at the consolidation of the group's position in the market with regard to its traditional products, and on the other, at the capturing of new market shares for new products and new lines.

According to the 2001 consolidated budget approved by the board of directors, a considerable increase in profitability is expected. It is estimated that this improvement will arise not only from the increase in turnover by approximately 20% (the result from the sales campaign for the F/W 2001 season is already encouraging), but also from the containment of costs through a simplification of the production and sales areas.

On behalf of the board of directors

Tonino Perna
Chairman
(signed on the original)

IT HOLDING S.p.A. and subsidiaries

Consolidated Balance Sheet

as at and for the year ended 31 December 2000

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)			ASSETS	31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		A)		**SHARE CAPITAL PROCEEDS TO BE RECEIVED**		
		B)		**FIXED ASSETS**		
		I.		**Intangible assets**		
607	1,543	1		start up and expansion costs	2,987	1,175
9,840	8,588	2		research, development and advertising costs	16,628	19,052
-	5	3		industrial patents and similar rights	10	-
57,181	69,820	4		licences, trademarks and permits	135,189	110,718
8,856	8,563	5		goodwill	16,580	17,147
46,054	45,426	6		goodwill arising on consolidation	87,956	89,172
3,724	349	7		assets in formation and advances	675	7,211
9,510	14,338	8		other	27,762	18,413
135,772	**148,632**			**Total**	**287,787**	**262,888**
		II.		**Tangible assets**		
26,803	26,662	1		land and buildings	51,625	51,898
8,011	9,014	2		plant and machinery	17,454	15,512
995	1,849	3		industrial and commercial equipment	3,580	1,927
10,182	11,600	4		other assets	22,460	19,715
1,896	105	5		assets in formation and advances	203	3,672
47,887	**49,230**			**Total**	**95,322**	**92,724**
		III.		**Long-term financial assets**		
		1		shareholdings in:		
2,709	4,304		b)	affiliates	8,333	5,245
25	43		d)	other	83	49
2,734	4,347			total shareholdings	8,416	5,294
		2		receivables:		
			d)	due from others:		
2,473	1,961		d1)	due before 12 months	3,797	4,789
2,030	2,213		d2)	due after 12 months	4,284	3,931
4,503	4,174			total receivables	8,081	8,720
181	158	3		other securities	306	351
-	-	4		own shares	-	-
7,418	**8,679**			**Total**	**16,803**	**14,365**
191,077	206,541			TOTAL FIXED ASSETS	399,912	369,977

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)			ASSETS	31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		C)		CURRENT ASSETS		
		I.		**Inventories**		
21,001	29,449	1		raw, ancillary and consumable materials	57,021	40,663
10,310	17,768	2		products in process and semi-finished products	34,403	19,963
32,830	50,414	4		finished products and merchandise	97,614	63,568
27	76	5		advance payments	148	53
64,168	**97,707**			**Total**	**189,186**	**124,247**
		II.		**Receivables**		
		1		trade:		
78,099	73,403		1.1	due before 12 months	142,128	151,219
-	53		1.2	due after 12 months	103	-
		3		affiliates:		
1,499	1,558		3.1	due before 12 months	3,017	2,903
		4		due to parent companies:		
6	226		4.1	due before 12 months	437	12
		5		due from others:		
24,787	39,795		5.1	due before 12 months	77,053	47,994
1,704	692		5.2	due after 12 months	1,339	3,300
106,095	**115,727**			**Total**	**224,077**	**205,428**
		III.		**Marketable securities**		
28	77	4		other shareholdings	150	54
-	895	5		own shares	1,732	-
28	**972**			**Total**	**1,882**	**54**
		IV.		**Cash and cash equivalents**		
26,417	32,647	1		bank and P.O. deposits	63,213	51,151
-	3,154	2		cheques on hand	6,106	-
263	436	3		cash on hand	844	510
26,680	**36,237**			**Total**	**70,163**	**51,661**
196,971	**250,643**			**TOTAL CURRENT ASSETS**	**485,308**	**381,390**
39,738	**43,625**	D)		**ACCRUED INCOME AND PREPAID EXPENSES**	**84,470**	**76,943**
427,786	**500,809**			**TOTAL ASSETS**	**969,690**	**828,310**

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)			LIABILITIES	31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		A)		NET WORTH		
10,327	10,336	I		- Share capital	20,013	19,995
29,579	28,712	II		- Share premium reserve	55,593	57,272
-	-	III		- Revaluation reserve	-	-
988	1,478	IV		- Legal reserve	2,861	1,913
-	895	V		- Reserve for own shares	1,732	-
-	-	VI		- Statutory reserves	-	-
33,508	34,892	VII		- Other reserves:	67,562	64,881
2,072	3,052		1	- extraordinary reserve	5,909	4,011
30,015	30,015		2	- consolidation reserve	58,118	58,118
1,197	1,379		3	- translation reserve	2,671	2,317
225	446		4	- other	864	435
37,626	56,162	VIII		- Retained earnings	108,744	72,854
25,757	5,268	IX		- Net income for the year	10,200	49,873
137,785	**137,743**			**Sub total**	**266,705**	**266,788**
				Minority interest in		
701	369	X		- Capital and reserves	714	1,357
926	38	XI		- Net income/(loss)	73	1,793
1,627	**407**			**Sub total**	**787**	**3,150**
139,412	**138,150**			**TOTAL**	**267,492**	**269,938**
		B)		**PROVISIONS FOR CONTINGENCIES AND CHARGES:**		
2,534	1,928		1	agents' termination benefits	3,733	4,906
3,307	2,609		2	tax provisions	5,052	6,403
2,301	3,197		3	others	6,190	4,455
8,142	**7,734**			**TOTAL**	**14,975**	**15,764**
		C)		**SEVERANCE**		
9,389	**10,214**			**PAY FUND**	**19,777**	**18,179**
		D)		**ACCOUNTS PAYABLE**		
			3	due to banks:		
72,486	102,758		3.1	due before 12 months	198,966	140,354
14,651	57,567		3.2	due after 12 months	111,465	28,368
			4	due to other lenders:		
17,561	416		4.1	due before 12 months	805	34,003
1,111	820		4.2	due after 12 months	1,588	2,151
			5	Advance payments:		
1,107	2,878		5.1	due before 12 months	5,572	2,143
			6	due to suppliers:		
103,066	124,664		6.1	due before 12 months	241,382	199,563
			7	debt securities:		
99	-		7.1	due before 12 months	-	192
			10	due to parent companies:		
3,858	310		10.1	due before 12 months	600	7,471
21,831	8,426		10.2	due after 12 months	16,314	42,271
			11	sums payable to taxation authorities:		
3,339	2,966		11.1	due before 12 months	5,742	6,465
			12	due to social security agencies:		
2,148	2,208		12.1	due before 12 months	4,275	4,160
			13	other accounts payable:		
13,444	25,181		13.1	due before 12 months	48,755	26,033
-	14		13.2	due after 12 months	27	-
254,701	**328,208**			**TOTAL**	**635,491**	**493,174**
		E)		**ACCRUED LIABILITIES AND**		
16,142	**16,503**			**DEFERRED INCOME**	**31,955**	**31,255**
427,786	**500,809**			**TOTAL LIABILITIES**	**969,690**	**828,310**

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)			MEMORANDUM ACCOUNTS	31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		A)		**GROUP GUARANTEES**		
44,267	17,196	1		Guarantees provided to third parties	33,295	85,712
9,038	9,038		2	Patronage letters provided to third parties	17,500	17,500
53,305	**26,234**			**TOTAL**	**50,795**	**103,212**
		B)		**COLLATERAL**		
2,049	1,301		1	On payables	2,520	3,968
2,049	**1,301**			**TOTAL**	**2,520**	**3,968**
		C)		**SALES AND PURCHASE COMMITMENTS, RISKS AND OTHER MEMORANDUM ACCOUNTS**		
12,937	-		1	Purchase commitments	-	25,050
17,683	35,405		2	Commitments for foreign currency transactions	68,555	34,240
5,165	5,165		3	Notional principal on interest-rate swaps	10,000	10,000
671	671		4	Third party assets with the group	1,300	1,300
3,099	12,108		5	Excess on factoring of receivables without recourse	23,444	6,000
39,555	**53,349**			**TOTAL**	**103,299**	**76,590**
94,909	**80,844**			**TOTAL MEMORANDUM ACCOUNTS**	**156,614**	**183,770**

IT HOLDING S.p.A. and subsidiaries

Consolidated income statement

as at and for the year ended 31 December 2000

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)				31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		A)		**VALUE OF PRODUCTION**		
370,514	432,794	1		revenues from sales and services	838,004	717,415
(3,704)	19,479	2		inventory changes	37,716	(7,171)
8,801	-	4		increase in internal work capitalised under fixed assets	-	17,041
		5		other revenues and income:		
7,157	7,521		5.2	sundry revenues	14,562	13,858
382,768	**459,794**			**TOTAL**	**890,282**	**741,143**
		B)		**COSTS OF PRODUCTION**		
128,122	166,627	6		raw, ancillary, consumable materials and merchandise	322,634	248,079
153,191	187,139	7		outside services	362,352	296,619
12,202	15,427	8		use of third-party assets	29,871	23,626
		9		personnel:		
34,408	44,729		a)	salaries and wages	86,606	66,623
7,624	10,209		b)	social security contributions	19,767	14,762
2,085	2,858		c)	severance pay fund	5,534	4,038
87	76		d)	agents' termination benefits	147	168
75	556		e)	other costs	1,076	145
		10		amortisation/depreciation and write-downs:		
9,768	16,690		a)	intangible assets	32,317	18,914
5,086	5,940		b)	tangible assets	11,502	9,848
702	1,130		d)	bad debt provisions and liquid assets	2,188	1,359
(230)	(15,018)	11		inventory changes	(29,079)	(445)
6	279	12		provisions for contingencies	540	12
1,949	2,121	14		sundry operating costs	4,107	3,774
355,075	**438,763**			**TOTAL**	**849,562**	**687,522**
27,693	**21,031**			**DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION**	**40,720**	**53,621**

31/12/1999 (in thousands of Euro)	31/12/2000 (in thousands of Euro)				31/12/2000 (in millions of Lire)	31/12/1999 (in millions of Lire)
		C)		**FINANCIAL INCOME AND CHARGES**		
			16	other financial income:		
			a)	long-term receivables		
1	208		a4)	other parties	403	2
8	173		b)	other long-term financial assets	337	15
5	1		c)	marketable securities	2	9
			d)	other financial income:		
-	147		d3)	parent companies	284	-
1,373	349		d4)	other parties	675	2,659
6,251	7,082		d5)	gains on foreign exchange	13,712	12,103
7,638	7,960			Total	15,413	14,788
			17	interest and other financial charges:		
7,471	11,978		e)	other parties	23,193	14,466
1,612	9,034		f)	losses on foreign exchange	17,493	3,122
9,083	21,012			Total	40,686	17,588
(1,445)	**(13,052)**			**TOTAL**	**(25,273)**	**(2,800)**
		D)		**ADJUSTMENTS TO FINANCIAL ASSET VALUES**		
			18	revaluations:		
565	1,383		a)	shareholdings	2,680	1,094
565	1,383			Total	2,680	1,094
			19	write-downs:		
11	-		c)	marketable securities	-	21
11	-			Total	-	21
554	**1,383**			**TOTAL ADJUSTMENTS**	**2,680**	**1,073**
		E)		**EXTRAORDINARY ITEMS**		
			20	income:		
628	462		a)	capital gains on the sale of assets	895	1,216
5,821	588		c)	non-recurring gains	1,138	10,672
2,175	607		d)	other items	1,176	4,811
			21	charges:		
195	1,042		a)	capital losses on the sale of assets	2,018	377
1,661	1,687		c)	non-recurring losses	3,266	3,217
100	205		d)	other items	397	194
6,668	**(1,277)**			**TOTAL EXTRAORDINARY ITEMS**	**(2,472)**	**12,911**
33,470	**8,085**			**RESULT BEFORE TAXES**	**15,655**	**64,805**
			22	**income taxes**		
7,192	8,469		a)	current taxes	16,399	13,925
(406)	(5,690)		b)	deferred taxes	(11,017)	(786)
26,684	**5,306**			**YEAR-END RESULTS INCLUDING MINORITY INTERESTS**	**10,273**	**51,666**
(927)	(38)			MINORITY INTEREST IN NET INCOME/LOSS	(73)	(1,793)
25,757	**5,268**		26	**NET INCOME FOR THE YEAR**	**10,200**	**49,873**

Notes

1) Presentation and contents of the consolidated financial statements

The consolidated financial statements as at and for the year ended 31 December 2000 were prepared in accordance with the relevant legislation and are consistent with the consolidated financial statements of the previous year. They consist of the consolidated balance sheet, consolidated income statement and these supplementary notes. In preparing the supplementary notes, most of the numerical data required by articles 38 and 39 of Legislative decree no 127/91 have been summarised in a series of tables intended to clarify and facilitate reference to the matters described herein at length in accordance with the statutory requirements. In order to present a true and fair view of the single items, unless otherwise specified, amounts indicated in these notes are expressed in millions of lire while zero balances have been omitted.

The consolidated income statement and consolidated balance sheet data have been presented on a consistent comparative basis with 1999 data, and for both years the equivalent value has been given in thousands of euro. To facilitate an accurate assessment of the group's financial position and results, the following additional tables are provided as part of this report:

- changes in consolidated net worth (attachment 4).
- consolidated cash flow statement (attachment 8).

The consolidated financial statements at 31 December 2000 reflect the consolidation of the financial statements of ITTIERRE HOLDING S.p.A. and its subsidiaries, as indicated below.

The consolidated financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative decree no 58 dated 24 February 1998.

2) Consolidation area

The companies listed below are consolidated using the line-by-line method:



HUSKY®

(in Italian lire, unless otherwise indicated)

List of companies included in the consolidation	Registered offices	Share capital	Direct % of holding	Indirect % of holding
IT HOLDING S.p.A. (holding company)	Pettoranello di Molise (IS) - I	20,013,000		
ALLISON S.p.A.	Limena (PD) – I	3,300,000	100.00%	
GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.)	Pettoranello di Molise (IS) - I	1,000,000	100.00%	
V2I HOLDING S.A.	Lussemburgo (L)	6,264,000		100.00%
EUROHOLDING FASHION S.A.	Lussemburgo (L)	SwF 150,000		80.00%
INTERSTYLE HOLDING S.A.	Lussemburgo (L)	SwF 2,600,000		80.00%
MODA BRAND HOLDING S.A.	Lussemburgo (L)	SwF 300,000		80.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	54,000,000	100.00%	
FD S.p.A.	Pettoranello di Molise (IS) - I	8,000,000		100.00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	5,000,000		100.00%
ITJ S.p.A.	Pettoranello di Molise (IS) - I	11,000,000		100.00%
ITTIERRE ITALIA S.p.A.	Pettoranello di Molise (IS) - I	11,000,000	100.00%	
EXTÈ (UK) Ltd	London - GB	£ 2		100.00%
HYPSOS S.p.A.	Pettoranello di Molise (IS) - I	200,000	0.05%	99.95%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	f. 10,540,000		100.00%
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000		100.00%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	f. 40,000		100.00%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	20,000		100.00%
ITTIERRE FRANCE S.A.	Paris - F	F 9,720,000		100.00%
ITTIERRE MODEN GmbH	Düsseldorf - D	DM 125,000		100.00%
ITTIERRE SUISSE GmbH	Zollikon – Zurigo CH	SwF 250,000		100.00%
IT USA Inc.	New York - NY – USA	US$ 200,000		100.00%
MAC USA Inc.	New York - NY – USA	US$ 50,000		100.00%
QUARTERMAIN Ltd	Hong Kong - HK	HK$ 1,000		99.90%
M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.)	Campi Bisenzio - (FI)-I	5,000,000	100.00%	

List of companies included in the consolidation	Registered offices	Share capital	Direct % of holding	Indirect % of holding
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Firenze – I	60,000		100.00%
MAC DEUTSCHLAND GmbH	Dusseldorf - D	DM 500,000		100.00%
MAC FRANCE E.u.r.l.	Paris – F	F 1,800,000		100.00%
MAC JAPAN Inc.	Tokio – J	Y 10,000,000		100.00%
MAC ROMA S.r.l.	Firenze – I	50,000		51.00%
MALO S.p.A.	Campi Bisenzio - (FI)-I	10,000,000	100.00%	

VERSIT LLC, which is 40% controlled by IT USA Inc., has been valued using the equity method. The holding company IT HOLDING S.p.A. is currently controlled by the Luxembourg company PA Investments S.A., with registered offices at Rue de L'Eau, 18 - Luxembourg.

The consolidated financial statements as at and for the year ended 31 December 2000 were prepared for legal and statutory purposes for all the consolidation area companies, and have been approved by the respective boards of directors and duly adjusted or reclassified in order to make them consistent with group accounting policies. The most significant adjustment related to the valuation of inventories of cashmere raw materials, stated in the consolidated financial statements at average cost (less than market value), which is considered more fiscally beneficial compared to the LIFO method used in the financial statements of M.A.C. - Manifatture Associate Cashmere S.p.A.. The balance sheet dates of the subsidiaries are the same as the holding company, therefore there was no need to prepare interim financial statements for such companies.

Changes which occurred in the consolidation area with respect to 31 December 1999, are the following:

- OPTIPROJECT S.r.l. is no longer included, since it has been merged with ALLISON S.p.A.;
- the "old" GIGLI S.p.A. (now SERVIZI MODA S.p.A.) is no longer included, following the transfer of its entire share capital to PA Investments S.A.;
- the "new" GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.) is now included, following its set up on 31 March 2000. It subsequently acquired from the "old" GIGLI S.p.A. both assets and liabilities included in the "maison" business activity and the investment in V2I HOLDING S.A., holder of companies owning the "Gigli" and "Romeo Gigli" trademarks. Such transaction, together with the partnership agreement with SERVIZI MODA S.p.A., is aimed at rationalising trademark management, combining it with the financial results of the specific business line. As a consequence the cost of launching the trademark was eventually incurred by its previous owner. The length of the partnership agreement has been predefined and group management estimates that costs generated by it will be in line with the brand promotion expenses incurred by SERVIZI MODA S.p.A.
- EXTE' (UK) Ltd is now included. It manages both the promotional activities for the sale of group products in the United Kingdom, and an Extè "corner" at Harrods, London;
- ITTIERRE (UK) Ltd is no longer included, following the transfer of its shareholding with effect from 1 January 2000, as defined in October of the same year and formalised at the beginning of 2001, according to article 30, point 2, of Legislative decree no 127/91;
- M.G.M. S.p.A. is no longer included, as it has been transferred to the parent company PA Investments S.A.;
- MALO S.p.A. is now included since its acquisition by the parent company PA Investments S.A. in December 2000;
- both the acquisition of the residual 40% shareholding in M.A.C. - Manifatture Associate

Cashmere S.p.A. (formerly FINCASHMERE S.p.A.), and the effects arising from the merger of MANIFATTURE ASSOCIATE CASHMERE S.p.A. and MAGLIFICIO ABOR S.r.l. with FINCASHMERE S.p.A., have been duly taken into account. MANIFATTURE ASSOCIATE CASHMERE S.p.A. (the latter has subsequently changed its company name to M.A.C. – MANIFATTURE ASSOCIATE CASHMERE S.p.A.);

3) Reconciliation between the net worth and result of the holding company at 31 December 2000 and consolidated net worth and result at the same date

The reconciliation between net worth and net income at 31 December 2000 and consolidated net worth and net income at the same date is set out in the following table:

	Net worth at 31/12/2000	Net income at 31/12/2000	Net worth at 31/12/1999	Net income at 31/12/1999
Financial statements of the holding company	130,133	25,550	114,510	18,973
Consolidated net worth of ITTIERRE S.p.A. and its subsidiaries	189,781	37,017	182,714	54,905
Elimination of dividends from ITTIERRE S.p.A.	-	(30,000)	-	(18,000)
Elimination of the book value of the shareholding	(26,319)	-	(26,319)	-
Consolidated net worth of ITTIERRE S.p.A. and its subsidiaries	10,816	(12,423)	25,264	2,111
Elimination of the purchase value of the shareholding	(65,000)	-	(65,000)	-
Goodwill arising on consolidation	30,438	(5,073)	35,511	(5,073)
Consolidated net worth of ALLISON S.p.A. and its subsidiary	4,506	156	4,363	179
Elimination of the book value of the shareholding	(11,310)	-	(11,310)	-
Goodwill arising on consolidation	5,612	(702)	6,314	(702)
Consolidated net worth of GIGLI S.p.A. and its subsidiaries	1,529	325	566	(390)
Elimination of the book value of the shareholding	(1,000)	-	(1,000)	-
Consolidated net worth of M.A.C. – Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE) and its subsidiaries	8,429	(4,044)	7,098	2,553
Elimination of the book value of the shareholding	(77,098)	-	(44,646)	-
Goodwill arising on consolidation	67,174	(4,164)	42,154	(2,239)
Consolidated net worth of MALO S.p.A.	10,187	-	-	-

	Net worth at 31/12/2000	Net income at 31/12/2000	Net worth at 31/12/1999	Net income at 31/12/1999
Elimination of the book value of the shareholding	(10,623)	-	-	-
Goodwill arising on consolidation	436	-	-	-
Effect arising from the variation in inventories valuation	1,775	1,775	-	-
Elimination of inter-company profits	(2,761)	1,783	(3,432)	(2,444)
Consolidated financial statements	266,705	10,200	266,788	49,873

4) Consolidation principles, valuation criteria and accounting policies

Consolidation principles

- assets and liabilities and income statement components of consolidated companies are included using the full consolidation method, by eliminating the book value of consolidated shareholdings against the net worth of the subsidiaries at the moment of their acquisition, and recognising the portion of consolidated net worth and consolidated net income attributable to minority interests of the subsidiaries.
- the difference between the acquisition cost and net worth of the subsidiaries at the moment of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" - among intangible assets - and is amortised over ten years or twenty years, in accordance with its future income generating potential and with the group's sales policies.

  Any negative value is credited to the "Consolidation reserve" under net worth, after zeroing fixed assets and, where necessary, making an allocation to the "Consolidation provision for risks and future charges".
- unrealised profits from intra-group transactions are eliminated, where significant, as well as receivables and payables and economic transactions between the companies included in the consolidation.
- the financial statements of foreign consolidated companies not included in the Euro-zone are translated into lira on the basis of the lira/foreign currency exchange rate in force at the end of the year for assets and liabilities, at historical exchange rates for net worth and at the average exchange rates of the financial year in question for income statement items. The adjustments due to such conversion are accounted as a separate item of net worth under "Translation reserve". The financial statements of consolidated foreign companies included in the Euro-zone are translated into lira on the basis of the lira/foreign currency exchange rate fixed on 1 January 1999.

The exchange rates of lira against the main foreign currencies used for the consolidated financial statements are shown in the following table:

	31 December 2000		31 December 1999	
	Year end	Average	Year end	Average
US dollar	2,080.89	2,096.48	1,930.48	1,818.27
Pound sterling	3,102.5	3,177.81	3,114.48	2,941.86
Swiss franc	1,271.19	1,242.93	1,207.98	1,210.56
Japanese yen	18.11	19.47	18.89	15.98
Hong Kong dollar	266.78	268.7	248.33	234.23

Valuation criteria and accounting policies

The valuation criteria and accounting policies adopted in preparing the consolidated financial statements comply with those adopted by the holding company in preparing the financial statements, in accordance with the accruals and prudency principles and on a going concern basis, as provided for by article 2423 and those following of the Civil Code, and, where necessary, integrated with generally accepted accounting principles recommended by the International Accounting Standard Committee (I.A.S.C.). It should be pointed out that, except for the changes described below, the accounting policies used do not differ from those adopted for 31 December 1999.
The accounting policies adopted by the holding company and those referring to the production and sales activities of the subsidiaries are described below.

Changes in valuation criteria and accounting principles

A) Changes in valuation criteria

At 31 December 2000, the trademarks "Malo", "Gentryportofino", "Gigli" and "Romeo Gigli" and the goodwill arising on consolidation with respect to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries, are amortised over twenty rather than ten years. Such change in valuation criteria is both supported in the 2001 budget approved by the board of directors and in the long-term business plan at finalisation stage, and is coherent with the findings of independent experts at acquisition date. It is also in line with principles followed by the main national and international groups working in the same sector of well-known trademarks. As well as being well-known and established internationally, these trademarks generate a sufficient sales turnover, and the group's strategic decisions ensure the continuation and improvement of such turnover into the future. The change in valuation criteria has also resulted in minor amortisation/depreciation of approximately Lit 6,400 million to be accounted for in 2000, and an increase of the same amount in the consolidated net income for the same year. It should be noted that in the 1999 income statement the "Gigli" and "Romeo Gigli" trademarks had not been amortised due to their acquisition at the end of the year, while the "Malo" and Gentryportofino" trademarks, had been amortised over six months for 60% of their value.

B) Changes in accounting policies

At 31 December 2000, inventories were stated at average cost rather than at LIFO. The change was considered appropriate both in order to simplify operations and to make the values recorded in the consolidated financial statements more accurate, since the costs of certain raw materials (cashmere) increased in 2000. There was no effect arising from this change at the beginning of 2000, however at the end of the year it resulted in an increase in inventories of Lit 1,775 million. The consolidated net worth at 31 December 2000 accordingly increased by the same amount.



ROMEO GIGLI

Intangible assets

Intangible assets are entered at cost, including any ancillary charges, and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortised over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start up and expansion costs" mainly refer to legal and notary fees and charges incurred for the increase in share capital and are amortised over five years;
- "Research, development and advertising costs" include those incurred for the utilisation of internal group resources for research activities, directed towards the launching of new product lines relating to new trademarks and licences. These costs are amortised over five years in consideration of the quality and prestige of the trademarks and their estimated useful lives.
- "Licences, trademarks and permits" include:
  - the acquisition cost of the "Romeo Gigli", "Gigli", "Malo" and "Gentryportofino" trademarks is amortised over twenty years, according to their estimated useful lives and the fact that they are well known and established trademarks; the other trademarks are amortised over ten years;
  - costs for the signing of licence agreements, when a lump-sum is paid at the signing thereof, amortised on a straight-line basis over the duration of the same agreement;
  - costs incurred for the purchase of software programmes, amortised over three years, except for the new software programmes SAP, STEALTH and ORDAGE, forming part of the group's new IT system, which are amortised over five years.
- "Goodwill" includes the business goodwill paid for the group's sales premises, which is amortised on the basis of the duration of the lease contracts.
- "Goodwill arising on consolidation" includes the residual amount of the excess value paid for the purchase of shareholdings, as compared to their net worth value at the moment of their purchase. The share of this caption relating to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries (linked with the "Malo" and "Gentryportofino" trademarks) is amortised on a straight-line basis over twenty years, considered the duration of their economic useful lives. The other components of this caption are amortised over ten years. At each year end, the group determines the amount of the excess value paid, which may be recovered by assessing whether it is able to absorb amortisation charges to be recorded in future years through future income. If the group is not able to absorb such charges, then the excess value which cannot be recovered is completely amortised in the year in which such situation becomes evident.
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalised bank charges and commissions related to two loans and amortised on a straight-line basis according to their duration.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which were acquired during the year, if they were only used on average for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready to be used.

Assets with a unit value which does not exceed Lit 1 million are expensed in the year of their acquisition. In 2000, their aggregate value was not significant.

Depreciation rates are as follows:

industrial buildings	3.0%
general plant, light constructions and operating machinery	10.0%
general plant and operating machinery purchased after 1/1/1989	12.5%
office furniture and equipment	12.0%
canteen equipment and fittings	12.5%
furnishing	15.0%
electronic machines	20.0%
miscellaneous and small equipment	25.0%
automobiles	25.0%
motor vehicles and internal means of transport	20.0%

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is a permanent loss in value. The original value is restored if and when the reason for the write-down no longer exists.

Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

"Assets in formation and advances" include advances paid to suppliers for the purchase of goods.

Long-term financial assets. Shareholdings

Shareholdings in affiliates are valued using the equity method. Any gains or losses arising from the application of the equity method are disclosed in the consolidated income statement under "Adjustments to financial asset values".

Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent losses in value.

Long-term financial assets. Receivables

Long-term receivables are stated at their face value, which corresponds to their estimated realisable value.

Long-term financial assets. Other securities

Fixed-interest rate securities entered under long-term financial assets are valued at cost; their acquisition cost is lower than their estimated realisable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value.

As previously described, at 31 December 2000 the cost of replaceable goods was determined using the average cost method instead of the year-to-year LIFO method. Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may reasonably be attributed to them, excluding financial charges and overheads.

Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred in 2000.

Market value is represented by the replacement cost of raw and ancillary materials and semi-finished products and by the net realisation value of finished products and merchandise.

Finished products and raw materials relating to past fashion seasons are prudently valued at their estimated realisable value.

Receivables

These are valued and stated at their estimated realisable value. Where necessary, receivables are written-down by the relevant bad debt provision.

Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before 31 December 2000, but still to be paid in the following months.

Factoring of receivables

Receivables factored without recourse are eliminated from the consolidated financial statements. If there are any contractual provisions which split the risk of insolvency between the assignor and assignee, the amount of the risk taken on by the assignor is included under the memorandum accounts.

Marketable securities. Other shareholdings

These have not been consolidated since they are destined for sale and therefore are stated at the lower of value using the "equity method" and their estimated realisable value.

Marketable securities. Own shares

These are stated at the lower of average cost and market value. In accordance with articles 2357 and 2424 of the Civil Code, a reserve for own shares, unavailable for distribution, is set up under net worth for the total amount of the shares acquired.

Cash and cash equivalents

These are stated at their face value.

Accrued liabilities and deferred income

Timing adjustments are made on an accruals basis, recognising revenues and expenses in the period in which they arise in order to match them to the appropriate period.

Capital grants

Capital grants received before 31 December 1995 are stated under "Other reserves", in particular in the "Consolidation reserve" under consolidated net worth.

Capital grants received between 31 December 1995 and 31 December 1997 are accounted for as follows: 50% as reserves subject to taxation upon distribution under net worth; the remaining 50% is stated under deferred income and credited to the income statement and therefore subject to taxation (20% on a yearly basis). In order to present a fair disclosure of capital grants according to correct accounting standards and pursuant to the application of the new tax legislation, grants assessed and received starting from 1 January 1998 are entered on an accruals basis; they are accounted for under deferred income and credited to the income statement each year over the useful life of the related assets.

Had the group always credited grants to the income statement over the useful lives of the related assets on a systematic basis, deferred income would be greater by approximately Lit 3,606 million with a reduction in net worth of Lit 3,644 million, without any significant effects on the year-end results and without counting the tax effects which would be immaterial.



extē
EYEWEAR

Provisions for contingencies and charges

These provisions are meant to cover losses of a specific nature, the existence of which is certain or probable at the year end, but the amount or due date of which is unknown. In valuing risks and charges, consideration has also been given to risks and losses acknowledged after the year end up to the preparation of the consolidated financial statements. These provisions are based on the best assessment of the current status.

"Agents' termination benefits" represent the amount to be paid to agents and representatives upon the termination of their contracts, calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts and their turnover.

Severance pay fund

This provision is stated in compliance with current legislation, collective labour contracts and supplementary company contracts. It represents the payable due to all employees at the end of the year, net of any advances paid.

Accounts payable

These are stated at their face value.

Accounts receivable and payable denominated in foreign currencies outside the Euro-zone

Receivables and payables denominated in foreign currency are accounted for at the exchange rate prevailing on the date of the relevant transactions; receivables and payables in foreign currency, all of which are short term, as well as liquid funds in foreign currency existing at the balance sheet date, are stated at the exchange rate prevailing at year end. The losses and gains arising from the conversion of individual short term receivables and payables are credited or debited to the income statement.

Memorandum accounts

This item summarises information on guarantees given, sales and purchase commitments taken on or other risks.

Foreign currency exchange risks and interest rate hedging contracts

IT HOLDING group takes out hedging contracts as protection against exchange risks on its foreign currency exposure connected to its sales performance abroad. Both losses and gains arising from the valuation of these contracts at year end are taken to the income statement. At year end, the notional capital of forward foreign exchange sales contracts are set out in the memorandum accounts at the equivalent exchange rate value ruling at contract maturity. As to its foreign currency exposure, at 31 December 2000 the group had undertakings for the sale of forward foreign exchange sales contracts for a total of Lit 68,555 million, due on different dates in the course of the next 12 months, as follows (in thousands of lire):

US dollars	18,000
Pounds sterling	9,000
Swiss francs	1,000

The amount of Lit 68,555 million is shown in the memorandum accounts.

The risk that the counterparts will not honour their commitments is limited, since such contracts were subscribed with leading financial operators, therefore the group does not expect any risk of insolvency.

The group takes out similar forward hedging contracts to cover interest rate risks against medium and long-term loans.

The interest rate swaps at 31 December 2000 are aimed at covering interest rate risks on loans payable (for this reason they are not valued at year end).

Prepayments and accruals maturing pro rata temporis on interest flows due at year end are charged to the income statement.

These financial instruments are intended to minimise and reduce not only the risk of fluctuations in lira/foreign currency exchange rates, but also the risk deriving from interest rate fluctuations.

Costs and revenues

Costs and revenues are recognised according to the prudence and accruals principles with the recognition of the related accrued income and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums and taxes directly related to the sale of goods and provision of services.

Revenues from the sale of clothing items are entered when these are shipped to customers or, in the case of retail sales, at the moment the payment is received.

Extraordinary items

This item comprises those costs and revenues which are not related to the group's ordinary activities.

It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the consolidated financial statements.

Finance leases

In preparing the consolidated financial statements as at and for the year ended 31 December 2000, finance leases have been accounted for according to the International Accounting Standard (IAS) no 17. On the basis of such standard, the lessee enters in the balance sheet the leased asset and a liability of the same amount, equivalent to the market value of the leased asset at the beginning of the lease contract or, if lower, to the minimum lease payments corresponding to those discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and decrease in the remaining payable (capital element).

Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments.The depreciation policy adopted is that used for company-owned assets of the same category.

Advertising expenses

These are charged to the income statement according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.

Expenses for opening and closing shops

Expenses for opening or modernising new sales outlets on lease are capitalised under intangible assets and amortised over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortised is entirely amortised during the year, net of its expected recovery value.

Income taxes

Taxes for the year ended 31 December 2000 are valued on the basis of the estimated tax expense in compliance with the current tax law and stated under "Sums payable to taxation authorities", net of prepayments and withholdings. If prepayments and withholdings exceed the value of tax liabilities, the latter are offset against "Accounts receivable due from others".

The consolidated financial statements also include taxes which, although attributable to future years, are due during the current year (deferred tax assets) and those which, although attributable to the year, will only be due in future years (deferred tax liabilities).

5) Contents of the main consolidated balance sheet and income statement items and comments on changes occurred during the year

Assets

Intangible assets

Balance at 31 December 2000: Lit 287,787 million.

Balance at 31 December 1999: Lit 262,888 million.

Changes occurred during the year are shown in attachment 1 hereto.

"Start up and expansion costs" of Lit 2,987 million include notary and legal fees, charges incurred for the increase in share capital and charges incurred for group reorganisation, net of amortisation. The increase with respect to the previous year of Lit 1,812 million is mainly due to the combined effect of the amortisation for the year and the reclassification of items from "Assets in formation and advances".

"Research, development and advertising costs" (detailed in attachment 7) mainly refer to costs incurred for internal group resources, utilised for launching new product lines relating to new trademarks and licences acquired during 1999, and in particular (in millions of lire):

	1999	Amortisation	2000
Gigli	6,263	1,253	5,010
Husky	2,129	425	1,704
Cavalli	6,263	1,252	5,011
Malo	699	132	567
Gentryportofino	299	67	232

As is usual for the launch of new product lines, these costs refer to production analyses and tests, such as wearability, pattern designs, tests on the production process, as well as the search for dressmakers suitable for the new production, tests regarding embroidery and printing on fabric, market surveys, customers relations and price analysis. The group believes that, on the one hand, the benefits arising from such costs will be seen in the production and sales activities carried out in the following years; on the other, it believes that the expected income realised on such new lines in the next few years will allow the group to cover the amortisation of such costs.

"Industrial patents and similar rights" amounting to Lit 10 million include the costs incurred for the registration of a patent relating to the "Try" trademark, amortised over four years.

"Licences, trademarks and permits" amounted to Lit 135,189 million at 31 December 2000. The net increase of Lit 24,471 million with respect to the previous year is mainly due to:



- further investments of Lit 3,524 million for the complete implementation of the group's new IT system;
- changes of Lit 19,783 million in the consolidation area relate to the allocation of the excess value for the acquisition of the residual 40% of the M.A.C. group (formerly FINCASHMERE). Such allocation was supported by the appraisal of an independent consultancy firm, and by the effects arising from the transfer of M.G.M. S.p.A..

The net decrease in "Goodwill" during the year of Lit 567 million was due to the combined effect of the transfer of a lease contract by M.A.C. - Manifatture Associate Cashmere S.p.A. to third parties and to increases due to the opening of the new "Malo" boutiques at Porto Cervo, Porto Rotondo and Bologna.

"Goodwill arising on consolidation" amounted to Lit 87,956 million and showed a decrease of Lit 1,216 million with respect to the previous year, due to the combined effect of the increase following changes in the consolidation area and amortisation over the year. The following changes occurred in the consolidation area:

- Lit 8,096 million relating to the acquisition of the residual 40% of the M.A.C. group (formerly FINCASHMERE) by IT HOLDING S.p.A., carried out during the second half of the year;
- Lit 93 million relating to the acquisition of MALO S.p.A. by IT HOLDING S.p.A..

The following table summarises the components of the item "Goodwill arising on consolidation" at 31 December 2000:

Excess value paid with respect to the net worth value at the date of acquisition for:	Initial value	Ammortisation	Net value at 31 December 1999	Increases	Change in consolidation area	Ammortisation	Exchange difference	Value at 31 December 2000
ITTIERRE ITALIA S.p.A.	50,730	15,219	35,511	-	-	5,073	-	30,438
IT USA Inc.	4,855	1,800	3,055	-	-	553	243	2,745
ITTIERRE FRANCE S.A.	1,136	1,136	-	-	-	-	-	
ITTIERRE MODEN GmbH	300	120	180	-	-	30	-	150
FD S.p.A.	806	232	574	-	-	81	-	493
HOBBYMARKT WASSENAAR B.V.	3,421	171	3,250	-	-	342	-	2,908
ALLISON S.p.A.	7,016	702	6,314	-		702		5,612
M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE)	12,780	639	12,141	-	8,096	1,065	-	19,172
OPTIPROJECT S.r.l.	6,420	321	6,099	-	-	642	-	5,457
MANIFATTURE ASSOCIATE CASHMERE S.p.A.	23,477	1,429	22,048	-	-	1,160	-	20,888
MALO S.p.A.	-	-	-	-	93	-	-	93
Total	**110,941**	**21,769**	**89,172**	**-**	**8,189**	**9,648**	**243**	**87,956**

Apart from the changes commented on above, the balance of the item mainly includes:

- Lit 30,438 million: residual amount of the excess value paid in 1996 to the parent company PA Investments S.A. for the acquisition of ITTIERRE ITALIA S.p.A.;
- Lit 2,745 million: residual amount of the excess value paid to third parties by IT FINANCE AND TRADING B.V. for the acquisition of its subsidiary IT USA Inc.;
- Lit 493 million: residual amount of the excess value paid in 1997 and 1998 for the acquisition from third parties of the entire share capital of FD S.p.A. by ITTIERRE S.p.A.;
- Lit 2,908 million: residual amount of the excess value paid in 1998 to third parties by IT FINANCE AND TRADING B.V. for the acquisition of HOBBYMARKT WASSENAAR B.V..

"Assets in formation and advances" mainly includes the costs of third party consultancy services still in progress for research into new markets.
"Other" amounting to Lit 27,762 million has increased by Lit 9,349 million with respect to the previous year, net of amortisation.
Such increase is mainly due to capitalised expenses incurred for loans granted to the group during the year, and leasehold improvement costs incurred for the renovation of the "Extè", "Husky" and "Malo" show-rooms in Milan, the "Husky" boutiques in Milan, "Malo" in Milan, Bologna and New York, and the "Malo" sales outlet in Campi Bisenzio (FI).

Tangible assets
Net balance at 31 December 2000: Lit 95,322 million
Net balance at 31 December 1999: Lit 92,724 million

Tangible assets arising from consolidated companies are shown in attachment 2.
An increase of Lit 2,598 million, net of depreciation, was the result of changes which took place during the year.
"Land and buildings" recorded a net decrease of Lit 273 million. This resulted from the combined effect of the increases during the year mainly due to the purchase of the industrial plant by FD S.p.A. and costs capitalised by M.A.C. - Manifatture Associate Cashmere S.p.A. for the extension and modernisation of its registered offices, as well as the changes in consolidation area following the transfer of M.G.M. S.p.A..
"Plant and machinery" recorded a net increase of Lit 2,220 million. The increase of Lit 6,579 million was principally due to the natural renewal and expansion of the operating machinery necessary to carry out core sales and production activities of the subsidiary M.A.C. - Manifatture Associate Cashmere S.p.A. (Lit 2,722 million) and other group companies.
"Industrial and commercial equipment" saw a net increase of Lit 1,653 million, mainly due to costs connected to the opening and renovation of single-brand boutiques and showrooms carried out by ITTIERRE ITALIA S.p.A. and M.A.C. - Manifatture Associate Cashmere S.p.A..
"Other assets" recorded a net increase of Lit 2,745 million. The increase of Lit 5,730 million was mainly due to the costs incurred for the implementation of the new IT system by various group companies, and the furnishing expenses connected to the opening and modernisation of the boutiques and show-rooms.

Long-term financial assets
These are detailed in attachment 3 hereto and are composed of:

- **shareholdings in affiliates**
  Balance at 31 December 2000: Lit 8,333 million
  Balance at 31 December 1999: Lit 5,245 million

  The change of Lit 3,088 million with respect to the previous year represents the revaluation, including exchange difference, of the 40% holding in VERSIT LLC, valued using the equity method.

- **receivables due from others before 12 months**
  Balance at 31 December 2000: Lit 3,797 million
  Balance at 31 December 1999: Lit 4,789 million

  Lit 3,797 million is mainly composed of the receivable of a financial nature due from ITTIERRE (UK) Ltd (Lit 2,894 million) and other trading partners.

- **receivables due from others after 12 months**
  Balance at 31 December 2000: Lit 4,284 million
  Balance at 31 December 1999: Lit 3,931million

  The balance of Lit 4,284 million includes guarantee deposits of Lit 3,106 million, IRPEF advances on the severance pay fund of Lit 1,228 million and loans of Lit 110 million.
  The increase is mainly due to the increase in guarantee deposits relating to the opening of new boutiques and show-rooms.

- **other securities**
  Balance at 31 December 2000: Lit 306 million
  Balance at 31 December 1999: Lit 351 million

  This balance consists of government bonds used as guarantees for lease contracts of boutiques and show-rooms.

Current assets

Inventories

Balance at 31 December 2000: Lit 189,186 million
Balance at 31 December 1999: Lit 124,247 million

Inventories of raw materials and semi-finished products mainly refer to the preparation of the Spring/Summer 2001 collection.
Finished products mainly refer to the Spring/Summer 2001 collection and to a small part of the left-overs of the Fall/Winter 2000 collection and past collections. The change of Lit 64,939 million with respect to the previous year is attributable to the general increase in production activities, particularly of new lines (Husky and Cavalli) not on the market in the previous year.

Accounts receivable

- **trade**
  Balance at 31 December 2000 due before 12 months: Lit 142,128 million

Balance at 31 December 1999 due before 12 months: Lit 151,219 million
Balance at 31 December 2000 due after 12 months: Lit 103 million
Balance at 31 December 1999 due after 12 months: Lit 0

Trade receivables (due before and after 12 months) are composed of the following (in millions of lire):

	31/12/2000	31/12/1999
Italian customers	4,867	32,390
Foreign customers	81,082	78,546
Italian agents	1,675	876
Foreign agents	23,243	21,370
Italian subcontractors	3,721	1,082
Foreign subcontractors	264	106
Others in Italy	10,395	2,318
Others abroad	640	258
Trade bills receivable	23,429	20,257
Invoices to be issued	491	354
Sub total	**149,807**	**157,557**
Bad-debts provision	(7,576)	(6,338)
Total	**142,231**	**151,219**

The net decrease of Lit 8,988 million with respect to 31 December 1999 was influenced by the factoring of trade bills receivable without recourse effected in 2000 by the subsidiaries ITTIERRE S.p.A., ITJ S.p.A., FD S.p.A. and ALLISON S.p.A. amounting to Lit 104,703 million (Lit 40,000 million in 1999). A guarantee covering the excess on the amount of factored receivables was granted to the assignee, which is duly indicated in the memorandum accounts.
Allocations to the bad debts provision were determined as follows:
- receivables were valued on the basis of the current status;
- the risk of future insolvency was valued at 0.5% of the face value of the overall amount of trade receivables.

- **due from affiliates**

Balance at 31 December 2000: Lit 3,017 million
Balance at 31 December 1999: Lit 2,903 million

This balance comprises receivables of a trading nature due from VERSIT LLC., 40% controlled by IT USA Inc..

- **due from parent companies**

Balance at 31 December 2000: Lit 437 million
Balance at 31 December 1999: Lit 12 million

This balance includes the residual amount of receivables due from the group from the parent companys, PA Investments S.A. (Lit 387 million) and GTP HOLDING S.p.A. (Lit 50 million). Further disclosures concerning relationships with parent companies are provided in the directors' report under "Relationships with subsidiaries, affiliates, parent companies and companies controlled by the latter and relationships with related parties".

- **due from others**

Balance at 31 December 2000 due before 12 months: Lit 77,053 million
Balance at 31 December 1999 due before 12 months: Lit 47,994 million
Balance at 31 December 2000 due after 12 months: Lit 1,339 million
Balance at 31 December 1999 due after 12 months: Lit 3,300 million

Accounts receivable due from others before 12 months represent all other group receivables due from third parties, the most significant of which are:

	31/12/2000	31/12/1999
Taxation authorities – VAT reimbursement	12,000	3,130
Taxation authorities – VAT credit	20,690	15,122
Tax credit	13,652	6,459
Deferred tax assets	7,563	6,384
Advances to Italian suppliers and/or agents	6,670	11,248
Advances to foreign suppliers and/or agents	111	101
Other receivables	17,706	5,550
Total	**78,392**	**47,994**

Taxation authorities – VAT credit includes the rebate for the year of Lit 12,000 million requested by ITTIERRE S.p.A..
Deferred tax assets of Lit 7,563 million include those recognised on consolidation adjustments and those mainly relating to the following timing differences: bad debts provision, sales returns, agents' termination benefits, general risks and directors' remuneration.

Marketable securities

- **own shares**

Balance at 31 December 2000: Lit 1,732 million
Balance at 31 December 1999: Lit 0

The balance results from the acquisition of own shares on the market, approved at the ordinary shareholders' meeting held on 28 April 2000 which renewed the board of directors' authorisation to acquire and sell holding company shares until 19 October 2001.

Cash and cash equivalents

Balance at 31 December 2000: Lit 70,163 million
Balance at 31 December 1999: Lit 51,661 million

The balance of bank and postal deposits is determined according to the face value of the current accounts held with banking institutions, which include interest accrued at 31 December 2000. The majority of surplus was absorbed by ordinary operating activities starting from January 2001.
"Cash on hand" represents the face value of cash held by group companies at year end.

Accrued income and prepaid expenses

Balance at 31 December 2000: Lit 84,470 million
Balance at 31 December 1999: Lit 76,943 million

Accrued income, amounting to Lit 2,534 million, mainly refers to interest on securities in portfolio and profits on foreign exchange hedging contracts.
Prepaid expenses amounting to Lit 81,936 million relate to:
- Lit 65,937 million: sample costs for the Spring/Summer 2001 and Fall/Winter 2001 collections;
- Lit 8,645 million: advertising and promotional expenses incurred during 2000 for collections which were not yet sold;
- Lit 2,801 million: costs incurred by distribution companies for the sales campaign relating to the portion of collections which were not yet sold;
- Lit 3,280 million: rents;
- Lit 667 million: excess value, net of amortisation for the year, paid by ITTIERRE S.p.A. for the acquisition of the debenture loan of Lit 5,000 million issued by M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.) with respect to its nominal value. This discount is "amortised" over ten years, equivalent to the repayment period of the loan.

Residual amounts mainly relate to other expenditure which will be carried forward to the next financial year.
The increase in prepaid expenses of Lit. 7,527 million over the previous year is due to the larger number of lines manufactured by the group.

Liabilities

Net worth
Changes occurred during the year in consolidated net worth are summarised in attachment 4.

- **share capital**
  Balance at 31 December 2000: Lit 20,013 million
  Balance at 31 December 1999: Lit 19,995 million

  The increase of Lit 18 million in share capital is a consequence of the subscription of 180,000 ordinary shares which are part of the stock option plan. Further details concerning this transaction are provided in the directors' report under "Stock option plan".
  On 28 April 2001, the holding company's shareholders' meeting approved the distribution of dividends on the income for the year ended 31 December 1999 of Lit 50 for each of the 199,950,000 shares, for a total amount of Lit 9,997.5 million.
  At the balance sheet date, the ownership of the holding company is as follows:

Shareholder	No of common shares	% ownership interest
PA Investments S.A.	135,136,200	67.52
Directors	1,017,800	0.51
Own shares	249,000	0.13
Market	63,727,000	31.84
Total	**200,130,000**	**100.00**

Reserves include:
- **share premium reserve**
  Balance at 31 December 2000: Lit 55,593 million
  Balance at 31 December 1999: Lit 57,272 million

Share premium reserve saw a net decrease of Lit 1,679 million resulting from the acquisition of own shares on the market for an amount of Lit 1,732 million. The decrease was also the effect of the share premium of Lit 53 million for the subscription of 180,000 shares which are part of the stock option plan, as described in the relevant section of the director's report.

- **legal reserve**
  Balance at 31 December 2000: Lit 2,861 million
  Balance at 31 December 1999: Lit 1,913 million
  The increase in the balance of Lit 948 million with respect to the previous year was due to the allocation of a portion of the income for 1999, as approved by the holding company's shareholders' meeting of 28 April 2000.
- **reserve for own shares**
  Balance at 31 December 2000: Lit 1,732 million
  Balance at 31 December 1999: Lit 0
  The balance of Lit 1,732 million is the effect of the acquisition of own shares as described in the section "Share premium reserve".
  The total amount of this transaction is within the maximum limit allowed by the shareholders' meeting of 28 April 2000, which authorised the acquisition and sale of holding company shares for a period of 18 months, limited to 10% of ordinary shares issued.
- **other reserves**
  Balance at 31 December 2000: Lit 67,562 million
  Balance at 31 December 1999: Lit 64,881 million
  "Other reverses" include the consolidation reserve which mainly represents the excess of the net worth value with respect to the book value at the date of the first consolidation of ITTIERRE S.p.A. and ITJ S.p.A..

Provisions for contingencies and charges

- **agents' termination benefits:**
  Balance at 31 December 2000: Lit 3,733 million
  Balance at 31 December 1999: Lit 4,906 million

  The decrease is mainly due to the use of agents' termination benefits by FD S.p.A. following the cancellation of certain agency contracts.

- **tax provisions**
  Balance at 31 December 2000: Lit 5,052 million
  Balance at 31 December 1999: Lit 6,403 million

  This balance includes Lit 4,275 million set up to cover potential tax liabilities which could be charged to certain M.A.C (formerly FINCASHMERE) group companies and attributable to previous years, as specified in further detail in the section describing the group's tax position. Under the purchase agreement relating to FINCASHMERE S.p.A. and further amendments, the assignors are required to cover tax risks up to Lit 8,500 million, with an excess of Lit 4,500 million. This potential liability was prudently provided for on 31 December 1999, within the maximum excess limit to be paid by FINCASHMERE S.p.A.. The potential tax liabilities in question are not expected to exceed Lit 8,500 million. The provision used of Lit 225 million was due in particular to the settlement of the tax litigation of M.A.C. - Manifatture Associate Cashmere S.p.A., relating to the 1993 tax period, which led to a disbursement of Lit 167 million.

Lit 777 million represents the total tax effects arising from the adoption of the finance lease method described above and on consolidation adjustments.

- **others**

  Balance at 31 December 2000: Lit 6,190 million
  Balance at 31 December 1999: Lit 4,455 million

  The balance of Lit 6,190 million includes the provision for returns on sales of Lit 3,649 million, set up to cover the unrealised profit arising from the difference between the sales value of returns to be received after year end, although pertaining to the same, and their estimated recovery value.
  This item also includes Lit 921 million provided for at 31 December 1998 against the potential risk related to the sales of "Shahtoosh" shawls, which according to the allegations of the American "Fish & Wild Life Service", were made of material belonging to protected animal species. Our subsidiary MAC USA Inc. had purchased these shawls from MANIFATTURE ASSOCIATE CASHMERE S.p.A. (now M.A.C. - Manifatture Associate Cashmere S.p.A.), which had used raw materials manufactured abroad, the nature and origin of which were absolutely lawful. Consequently, to date, MAC USA and MANIFATTURE ASSOCIATE CASHMERE S.p.A. believe there are no risks of sanctions related to the above-mentioned dispute. However, it may expose the company to the risk of litigation with "Fish & Wild Life Service", the legal costs of which justify the provision set up and amount thereof.

Severance pay fund

Balance at 31 December 2000: Lit 19,777 million
Balance at 31 December 1999: Lit 18,179 million

The final amount complies in full with the relevant contractual and legal requirements. The net increase with respect to the previous year was Lit 1,598 million.

Accounts payable

- **due to banks before 12 months**

  Balance at 31 December 2000 due before 12 months: Lit 198,966 million
  Balance at 31 December 1999 due before 12 months: Lit 140,354 million

  The balance of Lit 198,966 million is determined by the face value of bank overdrafts held with banking institutions, including charges accrued at 31 December 2000.
  This balance includes payables due to banks for short-term financial transactions and advances on orders. It also includes advances against unaccepted trade bills falling due after 31 December 2000, as well as the capital of instalments due before 12 months relating to the loans described here below.
  Accounts payable may be broken down as follows:

	31/12/2000	31/12/1999
Ordinary current accounts	26,002	7,170
Advances on exports	3,260	6,337
Bills withdrawn falling due before the year end	4,684	9,677
Credit lines	148,445	84,722
Advances on orders	-	4,432
Sub total	**182,391**	**112,338**
Short-term loan instalments	16,575	28,016
Total	**198,966**	**140,354**

Credit lines are detailed here below:

(in millions of lire)	**31/12/2000**	**31/12/1999**
Utilised amount of the multicurrency credit line co-ordinated by Istituto Bancario San Paolo di Torino (now San Paolo IMI S.p.A.) and Credit Suisse First Boston, disbursed on 16 October 1997 for a total amount of Lit 120,000 million repaid in July 2000, six month Libor rate + 0.65% spread	-	10,000
Utilised amount of a stand-by credit line granted by Banca di Roma, disbursed on 8 September 1999 for a total amount of Lit 50,000 million repayable in February 2001, 3 month Euribor rate + 40% spread, the due date of which has been postponed to May 2001	28,445	24,722
Utilised amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on 22 November 1999 for a total amount of Lit 50,000 million repayable in May 2001, 3 month Euribor rate + 0.375% spread	50,000	50,000
Utilised amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on 28 January 2000 for a total amount of Lit 100,000 million repayable on 25 July 2001, 1 year Euribor rate + 0.375% spread	70,000	-
Total	**148,445**	**84,722**

- **due to banks after 12 months**

  Balance at 31 December 2000 due after 12 months: Lit 111,465 million
  Balance at 31 December 1999 due after 12 months: Lit 28,368 million

The balance of Lit 111,465 million refers to the portion of loans and other credit lines extended to the group and due after 12 months. Such balance is shown in the following table:

(in millions of lire)	**31/12/2000**	**31/12/1999**
Loan granted by Mediocredito Lombardo S.p.A., disbursed in June 1993 for an original amount of Lit 630 million repayable in July 2001, 4.90% rate, secured by a mortgage on the buildings of the beneficiary company ITJ S.p.A.	-	60

(in millions of lire)	31/12/2000	31/12/1999
Loan granted by Mediocredito Toscano S.p.A., disbursed on 8 June 1994 for an original amount of Lit 1,400 million repayable on 31 March 2001, 4% rate	-	156
Loan granted by Mediocredito Toscano S.p.A., disbursed on 8 June 1994 for an original amount of Lit 600 million repayable on 30 June 2001, 4% rate	-	64
Loan granted by Mediocredito Ligure S.p.A., issued on 19 May 1995 for an original amount of Lit 1,500 million repayable on 14 March 2004, 4.48% rate	-	656
Loan granted by Mediocredito Ligure S.p.A., disbursed on 22 November 1995 for an original amount of Lit 1,000 million repayable on 14 September 2005, 4.48% rate	-	625
Landed-property loan granted by Banca Nazionale del Lavoro S.p.A., disbursed on 5 August 1996 for an original amount of Lit 120 million repayable on 31 December 2006, 4.90% rate	-	89
Landed-property loan granted by Banca Nazionale del Lavoro S.p.A., issued on 5 August 1996 for an original amount of Lit 80 million repayable on 31 December 2012, 4.90% rate	-	59
Loan granted by Mediocredito Centrale S.p.A., disbursed on 8 August 1996 for an original amount of Lit 888 million repayable on 22 September 2003, 3.68% rate	355	533
Loan co-ordinated by Mediocredito Centrale S.p.A. and Efibanca S.p.A., disbursed on 26 June 1997, secured by bank guarantees given by the subsidiaries ITTIERRE S.p.A. and ITJ S.p.A. for a total amount of Lit 50,000 million repayable in June 2002, 3 month Libor rate + 0.85% spread	-	25,000
Loan granted by Banco di Napoli S.p.A., disbursed on 30 July 1998 for an original amount of US$ 750,000, with a counter-value of Lit 1,448 million, repayable on 30 July 2003, 7.5% rate	867	1,126
Loan granted by Banca di Bologna, disbursed on 8 August 1999 for an original amount of Lit 30 million, repayable on 8 July 2004, 6.41% rate	16	-
Loan granted by Banca Popolare di Milano, disbursed on 29 May 2000 for an original amount of Lit 15 million repayable on 29 May 2002, 6.37% rate	4	-
Loan granted by Banca Popolare di Milano, disbursed on 29 May 2000 for an original amount of Lit 135 million repayable on 29 May 2005, 6.37% rate	98	-

(in millions of lire)	31/12/2000	31/12/1999
Loan co-ordinated by Mediocredito Centrale S.p.A., disbursed on 17 April 2000 for a total amount of Euro 65 million repayable in semi-annual instalments on the 3 May and 3 November, the last falling on 3 May 2005, 1 year Euribor rate + 0.65% spread. The first instalment is due on 3 November 2001.	110,125	-
Total	**111,465**	**28,368**

At 31 December 1999, the loans granted by Mediocredito Ligure S.p.A. and disbursed during 1995 for a total amount of Lit 2,500 million, repayable on 14 March 2004 and on 14 September 2005 respectively, were originally in favour of M.G.M. S.p.A., which was transferred during the year to PA Investments S.A..

The two loans granted by Banca Nazionale del Lavoro S.p.A. to MANIFATTURE ASSOCIATE CASHMERE S.p.A. (now M.A.C. - Manifatture Associate Cashmere S.p.A.), repayable on 31 December 2006 and 31 December 2012 respectively, were both fully repaid on 21 September 2000.

- **due to other lenders**

Balance at 31 December 2000 due before 12 months: Lit 805 million
Balance at 31 December 1999 due before 12 months: Lit 34,003 million
Balance at 31 December 2000 due after 12 months: Lit 1,588 million
Balance at 31 December 1999 due after 12 months: Lit 2,151 million

The total balance of Lit 2,393 million represents the payable due to leasing companies, split as amounts due before and after 12 months, and recorded according to the finance lease method.

- **advance payments**

Balance at 31 December 2000 due before 12 months: Lit 5,572 million
Balance at 31 December 1999 due before 12 months: Lit 2,143 million

This balance mainly consists of advances received from customers on future supplies.

- **due to suppliers**

Balance at 31 December 2000 due before 12 months: Lit 241,382 million
Balance at 31 December 1999 due before 12 months: Lit 199,563 million

Payables due to suppliers refer to the purchase of goods and services in Italy and abroad including the allocation for invoices to be received. In particular, payables due to suppliers include:

	31/12/2000	31/12/1999
Italian suppliers	121,525	96,794
Foreign suppliers	16,411	8,762
Italian subcontractors	52,326	34,857
Foreign subcontractors	400	58
Italian agents	1,130	1,308
Foreign agents	360	430
Commissions to be paid	9,138	10,939
Italian consultants	36,811	39,521
Foreign consultants	3,281	6,894
Total	**241,382**	**199,563**

- **due to parent companies**

  Balance at 31 December 2000 due before 12 months: Lit 600 million
  Balance at 31 December 1999 due before 12 months: Lit 7,471 million
  Balance at 31 December 2000 due after 12 months: Lit 16,314 million
  Balance at 31 December 1999 due after 12 months: Lit 42,271 million

  The total balance of Lit 16,914 million includes the residual payable due from GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.) to PA Investments S.A. for the acquisition of companies owning the Gigli trademarks (Lit 16,314 million). It also includes the residual payable due from IT HOLDING to PA Investments S.A. for the acquisition of the holding in MALO S.p.A. (Lit 397 million), as well as the payables due to PA Investments S.A. (Lit 150 million) and GTP HOLDING S.p.A. (Lit 53 million) for costs incurred on behalf of the group. Relationships with parent companies are commented on in the paragraph of the directors' report titled "Relationships with subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties".

- **sums payable to taxation authorities**

  Balance at 31 December 2000 due before 12 months: Lit 5,742 million
  Balance at 31 December 1999 due before 12 months: Lit 6,465 million

  This item consists of payables due to tax authorities for income taxes and withholding taxes levied on remuneration and fees to third parties, as well as payables for the substitute tax for the mandatory release of reserves in compliance with Legislative decree 467/97, net of receivables from taxation authorities which may be compensated therewith.

- **due to social security agencies**

  Balance at 31 December 2000 due before 12 months: Lit 4,275 million
  Balance at 31 December 1999 due before 12 months: Lit 4,160 million

  The balance of Lit 4,275 million represents the payables due to social security agencies such as PREVINDAI, INPS, INPDAI, FASI, FIPDAI, ENASARCO, INAIL, all due before 12 months.

- **other accounts payable**

  Balance at 31 December 2000 due before 12 months: Lit 48,755 million
  Balance at 31 December 1999 due before 12 months: Lit 26,033 million
  Balance at 31 December 2000 due after 12 months: Lit 27 million

Balance at 31 December 1999 due before 12 months: Lit 0

Other accounts payable due before and after 12 months include:

	31/12/2000	31/12/1999
Remuneration	4,556	3,606
Remuneration to the board of statutory auditors	352	348
Remuneration to the board of directors	1,347	2,130
Payables due to Diners Club Europe S.p.A.	31,659	14,077
Other	10,838	5,872
Total	**48,782**	**26,033**

Reference should be made to the section in the directors' report on "Relationships with subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties" for information on payables due to Diners Club Europe S.p.A..

Accrued liabilities and deferred income
Balance at 31 December 2000: Lit 31,955 million
Balance at 31 December 1999: Lit 31,255 million

Accrued liabilities of Lit 23,033 million mainly consist of vacation and leave accrued by employees at the balance sheet date but not yet taken, the production bonus totalling Lit 3,329 million, royalties to licensors of Lit 12,470 million and interest payable of Lit 1,902 million.
Deferred income of Lit 8,922 million mainly refers to grants (Lit 8,507 million) received or approved during 1999, as well as the portion of grants approved before 31 December 2000, but not yet received at that date. Such grants are accounted for on an accruals basis by matching the grant with the depreciation of the underlying assets.

Memorandum accounts

- **commitments and other memorandum accounts not disclosed in the balance sheet**
  All commitments and other memorandum accounts are stated at the foot of the balance sheet.

- **commitments and other memorandum accounts disclosed in the balance sheet**
  Balance at 31 December 2000: Lit 156,614 million
  Balance at 31 December 1999: Lit 183,770 million

  "Guarantees provided to third parties" amounting to Lit 33,295 million were issued to:
  - IT HOLDING S.p.A. amounting to Lit 14,390 million and composed of Lit 1,530 million on behalf of various group companies to secure lease contracts, Lit 57 million to secure the payment of customs duties on behalf of ITTIERRE SUISSE GmbH, Lit 46 million of urbanisation charges due to the town municipality of Pettoranello di Molise, Lit 1,312 million to the Treasury Office for the disbursement of a capital grant and Lit 11,445 million to Banca di Roma, Isernia in favour of Banca di Roma, New York for the utilisation by IT USA Inc of the portion of the Lit 50,000 million stand-by credit line granted to IT HOLDING S.p.A.;
  - ALLISON S.p.A. for Lit 14 million as lease contract guarantee for the Noventa Padovana (PD) premises, Lit 339 million to Credito Bergamsco in favour of Euroframes Eyewear Inc. against the credit lines granted and Lit 36 million for the receipt of capital grants;

- ITTIERRE S.p.A. for Lit 1,745 million as lease contract guarantee on behalf of ITTIERRE ITALIA S.p.A. (Lit 160 million) and IT USA Inc. (Lit 1,585 million), Lit 1,260 million to ITJ S.p.A. as guarantee against the loan granted by Mediocredito Lombardo S.p.A and Lit 300 million to ITTIERRE ITALIA S.p.A. to secure credit facilities;
- ITTIERRE ITALIA S.p.A. as lease contract guarantee for the show rooms in Naples and Vicenza (Lit 110 million);
- ITC S.p.A. as lease contract guarantee for the finished goods warehouse in Bologna (Lit 840 million);
- M.A.C. - Manifatture Associate Cashmere S.p.A. for Lit 9,240 million to Banco di Napoli, New York to secure a credit line granted to MAC USA Inc., Lit 2,690 million on behalf of M.G.M. S.p.A. including Lit 1,250 million to secure a credit line with Banca Carige, Lit 1,440 million as guarantee against a grant as per Law no 181/89, Lit 201 million to third parties on behalf of M.A.C. FRANCE E.u.r.l. as lease contract guarantee and to secure credit lines, Lit 27 million to third parties on behalf of DEUTSCHLAND GmbH as lease contract guarantee, and Lit 1,600 million to third parties a lease contract guarantee;
- MALO S.p.A. to third parties to secure payables of Lit 503 million.

"Patronage letters provided to third parties" totalling Lit 17,500 million were issued by:

- IT HOLDING S.p.A. to Banca Popolare del Molise (Lit 15,000 million) and to Banca Nazionale del Lavoro (Lit 2,300 million), to secure credit facilities made available to ITTIERRE S.p.A.;
- ITTIERRE S.p.A. to Banca Nazionale del Lavoro (Lit 200 million) to secure credit facilities made available to ITJ S.p.A..

"On payables" under collateral amounting to Lit 2,520 million relate to the mortgage on the assets of ITJ S.p.A. for the loan granted by Mediocredito Lombardo;
"Commitments for foreign currency transactions": these represent the notional capital of forward foreign exchange sales contracts sold at counter-value at the contractual exchange rate at 31 December 2000.
Commitments for foreign currency transactions are shown in the following table (in millions of lire):

	Forward foreign exchange sales contracts
US dollars	38,198
Pounds sterling	29,135
Swiss francs	1,222
Total	**68,555**

"Notional principal on interest-rate swaps" refers to an interest-rate swap totalling Lit 10,000 million, set up by ALLISON S.p.A. as partial coverage of the interest rate risk on advances on variable-rate loans co-ordinated by Credito Bergamasco S.p.A..
"Third-party assets with the group" amounting to Lit 1,300 million refer to third party bills receivable owned by the parent company PA Investments S.A. and managed by ITTIERRE S.p.A..
"Excess on factoring of receivables without recourse" amounting to Lit 23,444 million includes the excess taken on by ITTIERRE S.p.A., ITJ S.p.A., FD S.p.A. and ALLISON S.p.A. granted to Fineco Factoring S.p.A. and Ifitalia S.p.A..

- **indemnity agreement**

In 1996, IT HOLDING S.p.A., following its partial split-off from GRUPPO GIT S.p.A., signed an indemnity agreement with PA Investments S.A., whereby the latter undertook unconditionally and irrevocably to indemnify and hold harmless IT HOLDING S.p.A. and its subsidiaries from any damages, costs, liabilities, unexpected losses, or unrealised expenses or non-existent assets which, according to standard accounting principles, should have been reflected in the financial statements of IT HOLDING S.p.A. or any of its subsidiaries, but were not disclosed therein (or were reported in a lower amount), and which may have arisen out of any of the following:

a) breach of contract or other obligations occurring up to 31 December 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable thereof;
b) civil, criminal, administrative or tax court proceedings concerning circumstances, acts or omissions occurring up to 31 December 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable thereof;
c) violation of any applicable law (for example provisions concerning the preparation of financial statements, tax and labour legislation and social security contributions), up to 31 December 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable thereof.

This indemnity agreement obviously covers all cases of joint and several liability which may involve IT HOLDING S.p.A. as per article 2504 decies.
The agreement has a term of five years, excluding tax and social security matters, since in such cases the agreement will be valid and binding until the due date of the referred limitation period.

Income statement

Comments on the trend of costs and revenues are provided in the directors' report, while details on the consolidated income statement captions are stated hereinafter.

Value of production

- **revenues from sales and services**

2000 balance: Lit 838,004 million
1999 balance: Lit 717,415 million

- **sundry revenues**

2000 balance: Lit 14,562 million
1999 balance: Lit 13,858 million

The total values of "Revenues from sales and services" and "Sundry revenues" stated in the consolidated financial statements as at and for the years ended 31 December 2000 and 31 December 1999 are as follows:

2000

Activity	**Geographical distribution**		**Total**
	Italy	**Abroad**	**revenues**
Finished products	329,700	500,930	830,630
Raw materials	7,242	132	7,374
Other revenues	14,562	-	14,562
Total revenues	**351,504**	**501,062**	**852,566**

1999

Activity	Geographical distribution		Total
	Italy	Abroad	revenues
Finished products	241,790	474,550	716,340
Raw materials	1,039	36	1,075
Other revenues	13,858	-	13,858
Total revenues	**256,687**	**474,586**	**731,273**

Costs of production

- **raw, ancillary, consumable materials and merchandise**
  2000 balance: Lit 322,634 million
  1999 balance: Lit 248,079 million

  This items mainly consists of production and sample costs incurred by the industrial companies of the group for the purchase of textiles, lining materials, accessories, semi-finished products, ancillary materials, net of related variations.

- **outside services**
  2000 balance: Lit 362,352 million
  1999 balance: Lit 296,619 million

  The balance of Lit 362,352 million refers to outside production and sample costs of Lit 125,477 million (Lit 88,495 million at 31 December 1999), to sales, administrative and industrial service costs amounting to Lit 163,078 million (Lit 129,199 million at 31 December 1999), and to royalties of Lit 73,797 million (Lit 78,925 million at 31 December 1999).

- **use of third-party assets**
  2000 balance: Lit 29,871 million
  1999 balance: Lit 23,626 million

  The balance of Lit 29,871 million mainly consists of rental costs of distribution companies of the group.

- **personnel**
  2000 balance: Lit 113,130 million
  1999 balance: Lit 85,736 million

  This item includes gross wages and salaries paid to workers, office staff and management (Lit 86,606 million); social security charges (Lit 19,767 million); allocations to the severance pay fund (Lit 5,534 million) and to agents' termination benefits (Lit 147 million) and other personnel related costs (Lit 1,076 million).

- **amortisation/depreciation and write-downs**
  2000 balance: Lit 46,007 million
  1999 balance: Lit 30,121 million

  This item includes amortisation of intangible assets amounting to Lit 32,317 million, depreciation of tangible assets amounting to Lit 11,502 million and Lit 2,188 million as allocation to the bad debts provision for the year.

- **sundry operating costs**
  2000 balance: Lit 4,107 million
  1999 balance: Lit 3,774 million

  This item comprises all operating costs relating to the production, administration and sales areas, not included in the above-mentioned items, in particular: sundry sales costs of Lit 1,284 million, sundry administrative costs, purchase of newspapers and books and other administrative expenses of Lit 1,950 million.

Financial income and charges

- **other financial income**
  2000 balance: Lit 15,413 million
  1999 balance: Lit 14,788 million

  They mainly consist of gains on foreign exchange amounting to Lit 13,712 million.

- **interest and other financial charges**
  Balance at 31 December 2000: Lit 40,686 million
  Balance at 31 December 1999: Lit 17,588 million

  This item mainly refers to interest payable to credit institutions of Lit 22,481 million and losses on foreign exchange of Lit 17,493 million.
  Reference should be made to the directors' report for an analysis of the group's net financial position.

Adjustments to financial asset values

- **revaluations - shareholdings**
  2000 balance: Lit 2,680 million
  1999 balance: Lit 1,094 million

  The balance of Lit 2,680 million refers to the valuation of the book value of the shareholding in VERSIT LLC at 31 December 2000 using the equity method.

Extraordinary items
2000 balance: Lit (2,472) million
1999 balance: Lit 12,911 million

"Non-recurring gains" of Lit 1,138 million include income from prior years and the write-off of payables provided for in prior years.
"Other items" of Lit 1,176 million include Lit 964 million relating to the write-off of payables waivered by previous owners of companies holding the Gigli trademark.
"Capital losses on the sale of assets" amounting to Lit 2,018 million, includes Lit 739 million representing the loss from the adjustment of the sale price of the shareholding in ITTIERRE (UK) Ltd.; this sale was formalised in February 2001.

"Non-recurring losses" amounting to Lit 3,266 million are mainly composed of charges relating to prior years and the write-off of receivables accounted for in prior years.

Income taxes
2000 balance: Lit 5,382 million
1999 balance: Lit 13,139 million

Consolidated income taxes total Lit 5,382 million and the reconciliation between such taxes and those resulting from the application of the theoretical tax calculation of IRPEG at 37% and IRAP at 4.25% is as follows (in millions of lire):

Theoretical tax charge for income taxes	17,283
Adjustments to taxes relating to:	
Tax credit on dividends	-
Exempt income for regional tax benefits	(17,918)
Income subject to reduced tax rates according to the DIT and Visco Law	(46)
Variation in deferred tax assets activities	(9,884)
Permanently non-deductible expenses and other	17,895
Aggregate effect of different tax rates applied in foreign countries	(254)
Tax benefit due to the utilisation of prior year losses	(495)
Tax effect of consolidation adjustments	(1,199)
Tax charge attributable to the year	**5,382**

This item includes:

- current taxes of Lit 16,399 million including income taxes for the year;
- deferred tax assets of Lit 11,017 million, representing the variation in deferred tax assets with respect to 1999 and the tax effect of tax credit on dividends recognised by IT HOLDING S.p.A., attributable to 1999 and received during 2000.

6) Other information and remarks

Receivables and payables due after five years and payables secured by group assets
The group has no receivables or payables due after five years except for those stated under "Due to banks after 12 months". Group assets given as collateral are included therein.

Financial costs charged to asset values
No financial costs have been charged to asset values stated in the 2000 or 1999 balance sheets.
However, it should be noted that during 1997 certain costs relating to financial transactions were capitalised as intangible assets during the year, namely charges on the loan granted by a banking syndicate led by Mediocredito Centrale S.p.A. and Efibanca S.p.A. and entirely amortised following pre-payment of such loan. For further details, reference should be made to the "Other significant events" section in the directors' report.
Other costs capitalised as intangible assets during the year were charges incurred by the holding company for the granting of a stand-by credit line co-ordinated by San Paolo IMI S.p.A., and those relating to the loan granted by a banking syndicate, with Mediocredito Centrale S.p.A. as lead manager.

Average number of employees by category
This is set out as a table in attachment 5.

Remuneration of directors and statutory auditors
The total remuneration of the board of directors and statutory auditors amounts to Lit 2,556 million and Lit 403 million respectively.
No director or statutory auditor has any interest in non-recurring transactions effected by IT HOLDING S.p.A. during the year or begun in prior years and not yet completed.
At the balance sheet date, no director or statutory auditor had received any loan from the group.

Tax position
IT HOLDING S.p.A. does not have any ongoing disputes with tax authorities.
Certain group companies benefit from tax relief, in particular:
ITTIERRE S.p.A. benefits from 80% ILOR tax relief for ten years until 2001.
ITJ S.p.A. benefits from a ten-year exemption on IRPEG and ILOR until 2001.
FD S.p.A. benefits from a ten-year exemption on IRPEG up to 2002.
The replacement of ILOR with IRAP did not cause the loss of such benefit as the IRAP taxable basis was reduced by an amount equal to the income which would have benefited from ILOR exemption (article 17 of Legislative decree 446/97).
Outstanding disputes with tax authorities are summarised here below:

ITTIERRE S.p.A.

<u>1993 tax period</u>
The company has settled by agreement the assessment issued by the Inland Revenue Office of Isernia, whereby it contested the deductibility of losses on receivables, by paying a charge of Lit 141,681,000.

<u>1994 tax period</u>
The dispute regarding the notice of assessment issued by the Inland Revenue Office of Isernia, whereby it contested the deductibility of losses on receivables, is in the process of being settled. The liability is estimated at approximately Lit 100,000,000.

<u>1995 and 1996 tax periods</u>
The appeal against the notices of assessment issued by the Inland Revenue Office of Isernia is still pending with the Provincial Tax Commission. We believe no significant liabilities will arise from such disputes.
Following inspection by the Commissioners of Inland Revenue during 2000, two official statements of dispute were issued to the company regarding certain formal and substantial irregularities relating to 1994 and 1995 VAT. To date, notices of assessment have not been received regarding this matter.
It should be noted that such liabilities are covered by the indemnity agreement in which PA Investments S.A. and GRUPPO GIT S.p.A. indemnify IT HOLDING S.p.A. and it subsidiaries against tax risks arising from events occurring before 31 December 1996.

M.A.C. - Manifatture Associate Cashmere S.p.A.

<u>1989 tax period</u>
The appeal presented by the company to the Provincial Tax Commission in Florence against the

assessment, which contested the deductibility of sales returns, is still pending. The estimated potential liability should not exceed Lit 200 million.

1993 tax period
The company settled by agreement the assessment issued by the regional tax office in Florence regarding the deductibility of the amortisation charge of the Gentryportofino trademark, by paying Lit 167,423,000.

1995, 1996 and 1997 tax periods
The company received an official statement of dispute, whereby objections were raised on the sales prices applied to foreign companies of the M.A.C. group. The relevant notice of assessment has not yet been issued. The potential estimated liability should not exceed the accrual in the related tax provision.
An assessment by the Commissioners of Inland Revenue is currently underway for the 1998, 1999 and 2000 tax periods. The assessment is still in a preliminary stage and no significant matters have arisen up to now.

MAC USA Inc.
The company has reached an agreement with the Internal Revenue Service (IRS) to settle the dispute from 1994 and 1995 regarding the sales prices applied by Italian companies, paying US$ 188,387.

ITJ S.p.A.
This company has received an official statement of dispute from the regional tax office in Campobasso relating to the 1997 and 1998 tax periods. The estimated potential liability which could ensue would not impact significantly on the financial position and results of the group.

ITTIERRE MODEN GmbH
An assessment is underway for the 1995 to 1998 tax periods. Although it is difficult to predict the outcome, we believe no significant liabilities will arise from such assessment.

Relationships with parent companies, with companies controlled by the latter, with affiliates and relationships with related parties
Relationships with parent companies and companies controlled by the latter, with affiliates and relationships with related parties are commented in the directors' report in the paragraph "Relationships with subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties". Further details concerning the relationships held by IT HOLDING group with parent companies and with companies controlled by the latter are provided in these notes.

Final considerations
The nature and business activities of the group and significant events occurred during and after the year end, as well as comments on estimated future developments, are described in the directors' report.

On behalf of the board of directors

Tonino Perna
Chairman
(signed on the original)

Attachments to the notes

to the consolidated financial statements

Attachment 1

Changes in intangible assets
in millions of lire

	1999 balances				
	Cost	Revaluation	Accumulated amortisation	Write-off	**Net opening balance**
Start up and expansion costs	2,433	-	1,258	-	1,175
Research, development and advertising costs	19,585	-	533	-	19,052
Industrial patents and similar rights	-	-	-	-	-
Licences, trademarks and permits	124,260	-	13,542	-	110,718
Goodwill	19,925	-	2,778	-	17,147
Goodwill arising on consolidation	110,941	-	21,769	-	89,172
Assets in formation and advances	7,211	-		-	7,211
Other	27,812	-	9,399	-	18,413
Total	**312,167**	-	**49,279**	-	**262,888**

	Changes during the year								
	Additions	Reclassified items	Sales and disposals	Revaluation	Amortisation	Write-off	Exchange difference	Changes in conso-lidation area	**Net closing balance**
	1,122	1,660	(4)	-	(1,052)	-	1	85	2,987
	4,560	-	(60)	-	(4,342)	-	-	(2,582)	16,628
	13	-	-	-	(3)	-	-	-	10
	14,233	2,624	(1,119)	-	(11,044)	-	(6)	19,783	135,189
	5,410	-	(4,000)	-	(1,888)	-	129	(218)	16,580
		-	-	-	(9,648)	-	243	8,189	87,956
	-	(6,536)	-	-	-	-	-	-	675
	11,134	2,252	(47)	-	(4,340)	-	640	(290)	27,762
	36,472	**-**	**(5,230)**	**-**	**(32,317)**	**-**	**1,007**	**24,967**	**287,787**

Attachment 2

Changes in tangible assets
in millions of lire

	1999 balances				
	Cost	Revaluation (a)	Accumulated depreciation	Write-off	**Net opening balance**
Land and buildings	58,583	322	7,007	-	51,898
Plant and machinery	23,444	-	7,932	-	15,512
Industrial and commercial equipment	3,597	-	1,670	-	1,927
Other assets	35,998	-	16,283	-	19,715
Assets in formation and advances	3,672	-	-	-	3,672
Total	**125,294**	**322**	**32,892**	**-**	**92,724**

Changes during the year									
Additions	Reclassified items	Sales and disposals	Exchange difference	Changes in consolidation area	Revaluation (b)	Depreciation charge	Write-off	**Net closing balance**	Total revaluation at the year end (a+b)
6,491	-	(1,001)	291	(4,336)	-	(1,718)	-	51,625	322
6,579	-	(216)	-	(1,125)	-	(3,296)	-	17,454	-
2,750	-	(61)	-	(50)	-	(986)	-	3,580	-
5,730	4,118	(557)	208	(1,252)	-	(5,502)	-	22,460	-
649	(4,118)	-	-	-	-	-	-	203	-
22,199	**-**	**(1,835)**	**499**	**(6,763)**	**-**	**(11,502)**	**-**	**95,322**	**322**

Attachment 3

Changes in long-term financial assets
in millions of lire

	1999 balaces			
	Cost	Revaluation	Write-off	**Net opening balance**
Shareholdings in:				
b) affiliates	1,300	3,945		5,245
d) other	49	-	-	49
Receivables:				
d1) due from others before 12 months	4,789	-	-	4,789
d2) due from others after 12 months	3,931	-	-	3,931
Other securities	351	-	-	351
Total	**10,420**	**3,945**	**-**	**14,365**

Changes during the year							
Additions	Reclassified items	Sales and disposals	Revaluation	Write-off	Exchange difference	Changes in consolidation area	**Net closing balance**
-	-	-	2,680	-	408	-	8,333
10	51	(3)	-	-	-	(24)	83
						-	-
3,246	(3,276)	(353)	-	-	-	(609)	3,797
1,039	(500)	(322)	-	-	136	-	4,284
-	-	-	-	-	-	(45)	306
4,295	**(3,725)**	**(678)**	**2,680**	**-**	**544**	**(678)**	**16,803**

Attachment 4

Changes in consolidated net worth at 31 December 2000

in millions of lire

	Balance at 31/12/1999	Allocation of net income	Distribution of dividends	Purchase of own shares	Translation differences
Group interest in net worth:					
Share capital	19,995	-	-	-	-
Share premium reserve	57,272	-	-	(1,732)	-
Legal reserve	1,913	948	-	-	-
Reserve for own shares	-	-	-	1,732	-
Extraordinary reserves	4,011	1,898	-	-	-
Other reserves:					
Consolidation reserve	58,118	-	-	-	-
Translation reserve traduzione	2,317	-	-	-	354
Other	435	-	-	-	-
Retained earnings/(losses) carried forward	72,854	37,029	-	-	-
Net income/(loss) for the year	49,873	(39,875)	(9,998)	-	-
Total group interest in net worth	**266,788**	**-**	**(9,998)**	**-**	**354**
Minority interest in net worth:					
Capital and reserves	1,357	1,793	-	-	-
Net income (loss)	1,793	(1,793)	-	-	-
Total minority interest in net worth	**3,150**	**-**	**-**	**-**	**-**
Total net worth	**269,938**	**-**	**(9,998)**	**-**	**354**

Capital grants received	Share capital increase	Other changes	Net income	Balance at 31/12/2000
-	18	-	-	20,013
-	53	-	-	55,593
-	-	-	-	2,861
-	-	-	-	1,732
-	-	-	-	5,909
-	-	-	-	58,118
-	-	-	-	2,671
429	-	-	-	864
-	-	(1,139)	-	108,744
-	-	10,200	10,200	-
429	**71**	**(1,139)**	**10,200**	**266,705**
-	-	(2,436)		714
-	-	-	73	73
-	**-**	**(2,436)**	**73**	**787**
429	**71**	**(3,575)**	**10,273**	**267,492**

Attachment 5

Number of employees

Category	Number at 31/12/2000	Average number at 31/12/2000	Number at 31/12/1999	Average number at 31/12/1999
Executives	40	37.40	45	31.12
Office staff	1,170	1,193.16	1,013	1,064.50
Workers	609	599.31	635	600.70
Total	**1,819**	**1,829.87**	**1,693**	**1,696.32**

Attachment 6

Remuneration of directors and statutory auditors

in millions of lire

Category	2000 aggregate remuneration	1999 aggregate remuneration
Directors	2,556	3,948
Statutory auditors	403	524

Attachment 7

Composition of "Start-up and capital costs" and "Research, development and advertising costs"

in millions of lire

Description	Original value	Accumulated amortisation	2000 amortisation charge	Net book value
Start up and expansion costs:				
- Legal and notary fees	3,111	1,782	223	1,106
- Other	2,710		829	1,881
Total start up and expansion costs	**5,821**	**1,782**	**1,052**	**2,987**
Research, development and advertising costs:				
- Promotional expenses for launching of credit card	1,131	452	226	453
- Research and development - Gigli trademark	6,263	-	1,253	5,010
- Promotional expenses - Try, Guidi, Gabrielli, Verri, Proksch trademark	193	127	66	-
- Promotional expenses - Extè eye glasses line	2,019	-	359	1,660
- Research and development - Husky trademark	2,129	-	425	1,704
- Research and development - Cavalli trademark	6,263	-	1,252	5,011
- Research and development - Malo trademark	699	-	132	567
- Research and development - Gentry trademark	299	-	67	232
- Other	3,127	815	321	1,991
Total research, development and advertising costs	**22,123**	**1,394**	**4,101**	**16,628**
Total	**27,944**	**3,176**	**5,153**	**19,615**

Attachment 8

Consolidated cash flow statement

in millions of lire	31/12/2000	31/12/1999
Cash flows from operating activities:		
Net income	10,200	49,873
Adjustments made to reconcile net income with variations in cash flow from operating activities:		
- Net income attributable to minority interests	73	1,793
- Depreciation and amortisation	43,819	27,883
- Severance pay fund	5,534	4,038
- Other long-term liabilities	2,835	7,913
Changes in working capital excluding cash:		
- Accounts receivable - trade	16,214	21,027
- Due from parent companies	-	11,458
- Other receivables	(22,618)	13,402
- Inventories	(64,938)	(32,897)
- Accrued income and prepaid expenses	(7,527)	(15,309)
- Due from group companies and related parties	(9,453)	201
- Net assets held for sale	(150)	2,445
- Purchase of own shares	(1,732)	2,663
- Other assets	1,503	(1,421)
- Suppliers	38,642	31,154
- Sums payable to taxation authorities	(1,224)	6,966
- Accrued liabilities, deferred income and other current liabilities	(24,721)	22,568
- Due to group companies and related parties	18,081	15,831
- Other long-term liabilities	(7,383)	6,468
Net cash flow from operating activities	**(2,845)**	**176,056**
Cash flow from investing activities:		
Sale of (additions to) tangible assets	(14,100)	(51,468)
Sale of (additions to) intangible assets	(48,784)	(153,130)
Consolidation difference	(8,431)	(50,185)
Changes in consolidation reserves	(3,575)	863
Changes in shareholdings	(3,121)	(1,725)
Purchase (sale) of securities	45	(352)
Net cash outflow from investing activities	**(77,966)**	**(255,997)**
Cash flows from financing activities:		
Increase in accounts payable to parent company	(33,253)	49,730
Change in short-term financial payables	58,612	56,804
Receipt/repayment of loans	83,097	(38,345)
Change in consolidation reserves	354	2,845
Dividends	(9,997)	(9,997)
Share capital increase	71	-
Capital contribution received	429	435
Net cash inflow from financing activities:	**99,313**	**61,472**
Increase (decrease) in cash	**18,502**	**(18,469)**
Cash - opening balance	**51,661**	**70,130**
Cash - closing balance	**70,163**	**51,661**

Attachment 9

Shareholding companies of IT Holding S.p.A.

in Italian lire, unless otherwise indicated

Name	Registered offices	Share/quota capital	Direct % of holding	Indirect % of holding	
				Parent company	% of holding
ALLISON S.p.A.	Limena (PD) - I	3,300,000,000	100.00%		
GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.)	Pettoranello di Molise (IS) - I	1,000,000,000	100.00%		
V2I HOLDING S.A.	Luxembourg - L	6,264,000,000		GIGLI S.p.A. (formerly GENTRYPORTOFINO S.p.A.)	100.00%
EUROHOLDING FASHION S.A.	Luxembourg - L	SwF 150,000		V2I HOLDING S.A.	80.00%
INTERSTYLE HOLDING S.A.	Luxembourg - L	SwF 2,600,000		V2I HOLDING S.A.	80.00%
MODA BRAND HOLDING S.A.	Luxembourg - L	SwF 300,000		V2I HOLDING S.A.	80.00%
M.A.C. - Manifatture Associate Cashmere S.p.A. (formerly FINCASHMERE S.p.A.)	Campi Bisenzio (FI) - I	5,000,000,000	100.00%		
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Florence - I	60,000,000		M.A.C. S.p.A. (formerly FINCASHMERE S.p.A.)	100.00%
MAC DEUTSCHLAND GmbH	Düsseldorf - D	DM 500,000		M.A.C. S.p.A.) (formerly FINCASHMERE S.p.A.	100.00%
MAC FRANCE E.u.r.l.	Paris - F	F 1,800,000		M.A.C. S.p.A. (formerly FINCASHMERE S.p.A.)	100.00%
MAC JAPAN Inc.	Tokio - J	Y 10,000,000		M.A.C. S.p.A. (formerly FINCASHMERE S.p.A.)	100.00%
MAC ROMA S.r.l.	Florence - I	50,000,000		M.A.C. S.p.A. (formerly FINCASHMERE S.p.A.)	51.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	54,000,000,000	100.00%		
ITJ S.p.A.	Pettoranello di Molise (IS) - I	11,000,000,000		ITTIERRE S.p.A.	100.00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	5,000,000,000		ITTIERRE S.p.A. ITJ S.p.A.	99.998% 0.002%
FD S.p.A.	Pettoranello di Molise (IS) - I	8,000,000,000		ITTIERRE S.p.A.	100.00%
ITTIERRE ITALIA S.p.A.	Pettoranello di Molise (IS) - I	11,000,000,000	100.00%		

Name	Registered offices	Share/quota capital	Direct % of holding	Indirect % of holding: Parent company	Indirect % of holding: % of holding
HYPSOS S.p.A.	Pettoranello di Molise (IS) - I	200,000,000	0.05%	ITTIERRE ITALIA S.p.A.	99.95%
EXTE UK Ltd.	London - GB	£ 2		ITTIERRE ITALIA S.p.A.	100.00%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	f. 10,540,000		ITTIERRE ITALIA S.p.A.	100.00%
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000		IT FINANCE AND TRADING B.V.	100.00%
ITTIERRE MODEN GmbH	Düsseldorf - D	DM 125,000		IT FINANCE AND TRADING B.V.	100.00%
IT USA Inc.	New York - NY – USA	US$ 200,000		IT FINANCE AND TRADING B.V.	100.00%
MAC USA Inc.	New York - NY – USA	US$ 50,000		IT USA INC.	100.00%
ITTIERRE FRANCE S.A.	Paris - F	F 9,720,000		IT FINANCE AND TRADING B.V. ITTIERRE ITALIA S.p.A. HYPSOS S.p.A.	99.994% 0.001% 0.001%
ITTIERRE (UK) Ltd.	London - GB	£ 100,000		IT FINANCE AND TRADING B.V.	53.00%
ITTIERRE SUISSE GmbH	Zollikon - Zurich - CH	SwF 250,000		IT FINANCE AND TRADING B.V.	100%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	f. 40,000		IT FINANCE AND TRADING B.V.	100.00%
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000		IT FINANCE AND TRADING B.V.	99.90%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	20,000,000		HOBBYMARKT WASSENAAR B.V.	100.00%
MALO S.p.A.	Campi Bisenzio (FI) - I	10,000,000,000	100.00%		
MAISON RG USA Inc.	New York - NY –USA	US$ 2,000		MALO S.p.A.	100.00%
VERSIT Llc.	New York - NY –USA	US$ 2,000,000		IT USA INC.	40.00%

All shareholdings are owned by the company
Those companies which are in liquidation, or where the holding is less than 1%, are not included.

IT HOLDING

Auditors' report

Auditors' report

in accordance with article 156 of Legislative Decree no 58 dated 24 february 1998

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo, 17
80122 NAPOLI NA

Telefono (081) 660785
Telefax (081) 662752

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
IT Holding S.p.A.

1 We have audited the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2000. These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements of certain subsidiaries, representing 10% and 10% of consolidated assets and consolidated revenues respectively, have been audited by other auditors who provided us with their reports thereon. Our opinion, expressed herein, with respect to the figures relating to such companies included in the consolidated financial statements is based, inter alia, on the audits performed by the other auditors.

Reference should be made to the report dated 11 April 2000 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the consolidated financial statements of IT Holding Group as at and for the year ended 31 December 2000 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

4 We draw your attention to the following matters:

4.1 In the consolidated financial statements as at and for the year ended 31 December 2000, the group has increased from ten to twenty years the amortisation period of the Gigli, Romeo Gigli, Malo and Gentryportofino trademarks and of goodwill arising on the consolidation relating to M.A.C. – MANIFATTURE ASSOCIATE CASHMERE S.p.A.. The group has also modified the inventory valuation method from LIFO (last in – first out) to average cost. The reasons for this modification and the related effect on the consolidated financial statements are shown in the notes thereto.

4.2 The group company Ittierre S.p.A. has received a claim for damages as part of an action taken by a third party for an alleged serious breach of a fashion designer co-operation agreement prior to 31 December 1996. In this respect, and in respect of other possible litigation, reference should be made to the disclosure in the notes to the consolidated financial statements relating to an agreement between the company and its parent P.A. Investments S.A., whereby the parent holds harmless the IT Holding group from any possible negative consequences deriving from events which occurred prior to 31 December 1996.

Naples, 6 April 2001

KPMG S.p.A.

(Signed on the original)

Giovanni Enrico Esposito
Director of Audit

Designed: Barabino & Partners

Printed by: Abete Venturini Polo Grafico
at Industrie Poligrafiche Friulane

May 2001